Prospectus Supplement No. 2 (To Prospectus dated March 31, 2026)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-276511

4,253 shares of Common Stock Underlying Previously Issued Common Warrants

This Prospectus Supplement No. 2 (this “Prospectus Supplement”) supplements the prospectus dated March 31, 2026 (the “Final Prospectus”), relating to the offer and sale by us of 4,253 shares of common stock underlying common warrants previously issued by us.

This Prospectus Supplement contains the Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 that we filed with the U.S. Securities and Exchange Commission on August 7, 2026. This Prospectus Supplement should be read in conjunction with, and may not be utilized without, the Final Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Final Prospectus, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 2 dated August 7, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2026

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001-14778

SOLIGENIX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	41-1505029
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

29 EMMONS DRIVE, SUITE B-10 PRINCETON, NJ	08540
(Address of principal executive offices)	(Zip Code)

(609) 538-8200

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	SNGX	The Nasdaq Capital Market

Indicate by check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2026, 21,765,479 shares of the registrant’s common stock (par value, $.001 per share) were outstanding.

SOLIGENIX, INC.

i

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2026	2025
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$9,811,141	$7,936,153
Deferred issuance cost	5,194	18,543
Prepaid expenses and other current assets	355,451	894,311
Total current assets	10,171,786	8,849,007
Security deposit	22,777	22,777
Furniture and equipment, net	6,577	8,772
Right-of-use lease assets	298,330	354,965
Total assets	$10,499,470	$9,235,521

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$1,407,298	$1,115,497
Accrued expenses	2,059,974	1,981,630
Accrued compensation	84,052	488,125
Lease liabilities, current	120,515	114,023
Total current liabilities	3,671,839	3,699,275
Non-current liabilities:
Lease liabilities, net of current portion	182,074	244,121
Total liabilities	3,853,913	3,943,396

Commitments and contingencies (Note 5)

Shareholders’ equity:
Preferred stock, 350,000 shares authorized; none issued or outstanding at June 30, 2026 and December 31, 2025	—	—
Common stock, $0.001 par value; 75,000,000 shares authorized; 21,637,479 and 10,086,130 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	21,637	10,086
Additional paid-in capital	256,441,582	250,287,382
Accumulated other comprehensive income	45,789	45,789
Accumulated deficit	(249,863,451)	(245,051,132)
Total shareholders’ equity	6,645,557	5,292,125
Total liabilities and shareholders’ equity	$10,499,470	$9,235,521

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2026 and 2025

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenues:
Grant revenue	$—	$—	$—	$—
Total revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses:
Research and development	974,091	1,677,014	2,756,391	3,618,694
General and administrative	1,125,372	1,086,865	2,227,910	2,171,693
Total operating expenses	2,099,463	2,763,879	4,984,301	5,790,387
Loss from operations	(2,099,463)	(2,763,879)	(4,984,301)	(5,790,387)
Other income (expense):
Foreign currency transaction gain (loss)	68	(8,045)	(1,448)	(8,833)
Interest income, net	53,598	69,823	114,987	145,851
Other income	—	125	—	125
Gain on extinguishment of vendor liabilities	58,443	—	58,443	—
Total other income	112,109	61,903	171,982	137,143
Net loss applicable to common stockholders	$(1,987,354)	$(2,701,976)	$(4,812,319)	$(5,653,244)
Basic and diluted net loss per share	$(0.12)	$(0.82)	$(0.37)	$(1.79)
Basic and diluted weighted average common shares outstanding	15,951,949	3,278,677	13,146,916	3,164,784

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, December 31, 2025	10,086,130	$10,086	$250,287,382	$45,789	$(245,051,132)	$5,292,125
Issuance of common stock pursuant to At Market Issuance Sales Agreement	11,538,661	11,539	6,026,279	—	—	6,037,818
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(124,249)	—	—	(124,249)
Issuance of common stock to vendors	12,688	12	14,990	—	—	15,002
Share-based compensation expense	—	—	237,180	—	—	237,180
Net loss	—	—	—	—	(4,812,319)	(4,812,319)
Balance, June 30, 2026	21,637,479	$21,637	$256,441,582	$45,789	$(249,863,451)	$6,645,557

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, December 31, 2024	2,514,499	$2,514	$238,040,520	$45,789	$(233,970,752)	$4,118,071
Issuance of common stock pursuant to At Market Issuance Sales Agreement	978,105	979	3,242,198	—	—	3,243,177
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(72,165)	—	—	(72,165)
Issuance of common stock to vendors	12,346	12	29,988	—	—	30,000
Share-based compensation expense	—	—	163,112	—	—	163,112
Net loss	—	—	—	—	(5,653,244)	(5,653,244)
Balance, June 30, 2025	3,504,950	$3,505	$241,403,653	$45,789	$(239,623,996)	$1,828,951

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended June 30, 2026 and 2025

(Unaudited)

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, March 31, 2026	10,518,269	$10,518	$250,909,695	$45,789	$(247,876,097)	$3,089,905
Issuance of common stock pursuant to At Market Issuance Sales Agreement	11,114,862	11,115	5,517,426	—	—	5,528,541
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(106,507)	—	—	(106,507)
Issuance of common stock to vendors	4,348	4	4,996	—	—	5,000
Share-based compensation expense	—	—	115,972	—	—	115,972
Net loss	—	—	—	—	(1,987,354)	(1,987,354)
Balance, June 30, 2026	21,637,479	$21,637	$256,441,582	$45,789	$(249,863,451)	$6,645,557

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income	Deficit	Total
Balance, March 31, 2025	3,183,992	$3,183	$240,770,981	$45,789	$(236,922,020)	$3,897,933
Issuance of common stock pursuant to At Market Issuance Sales Agreement	320,958	322	545,313	—	—	545,635
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(12,154)	—	—	(12,154)
Share-based compensation expense	—	—	99,513	—	—	99,513
Net loss	—	—	—	—	(2,701,976)	(2,701,976)
Balance, June 30, 2025	3,504,950	$3,505	$241,403,653	$45,789	$(239,623,996)	$1,828,951

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

	2026	2025
Operating activities:
Net loss	$(4,812,319)	$(5,653,244)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	2,195	1,311
Non-cash lease expense	56,635	60,263
Share-based compensation	237,180	163,112
Issuance of common stock to vendors for services	15,002	30,000
Change in operating assets and liabilities:
Prepaid expenses and other current assets	538,860	714,169
Operating lease liability	(55,555)	(61,062)
Gain on extinguishment of vendor liabilities	(58,443)	—
Accounts payable and accrued expenses	416,104	405,869
Accrued compensation	(404,073)	(249,253)
Net cash flows from operating activities	(4,064,414)	(4,588,835)

Investing activities:
Purchases of furniture and equipment	—	(3,313)
Net cash flows from investing activities	—	(3,313)

Financing activities:
Proceeds from issuance of common stock pursuant to At Market Issuance Sales Agreement	6,037,818	3,243,177
Costs associated with At Market Issuance Sales Agreement	(98,416)	—
Convertible debt repayments	—	(1,372,873)
Net cash flows from financing activities	5,939,402	1,870,304
Net increase (decrease) in cash and cash equivalents	1,874,988	(2,721,844)
Cash and cash equivalents at beginning of period	7,936,153	7,819,514
Cash and cash equivalents at end of period	$9,811,141	$5,097,670
Supplemental information:
Cash paid for state income taxes	$900	$89,557
Cash paid for interest	$—	$35,044
Cash paid for lease liabilities:
Operating lease	$69,750	$69,750
Non-cash operating, investing, and financing activities:
Gain on extinguishment of vendor liabilities	$(58,443)	$—
Right-of-use assets obtained in exchange for lease liabilities	$—	$360,604
Deferred issuance cost in accounts payable	$12,484	$—
Deferred issuance cost reclassified to additional paid-in capital	$124,249	$72,165

The accompanying notes are an integral part of these condensed consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Nature of Business

Basis of Presentation

Soligenix, Inc. (the “Company”) is a biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. The Company maintains two active business segments: Specialized BioTherapeutics and Public Health Solutions.

The Company’s Specialized BioTherapeutics business segment is developing synthetic hypericin for the treatment of psoriasis (SGX302), and the Company’s first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including aphthous ulcers in Behçet’s Disease (“BD”) (SGX945) and oral mucositis in head and neck cancer (SGX942). The Company was developing HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a photodynamic therapy utilizing topical synthetic hypericin activated with visible light, for the treatment of cutaneous T-cell lymphoma (“CTCL”) in a Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). The Data Monitoring Committee (“DMC”) completed its interim efficacy analysis of the FLASH2 trial during April 2026, and under the terms of the interim analysis, the study was recommended to halt for futility. In June 2026, following a thorough review of the DMC’s recommendation and evaluation of the program’s path forward, the Company’s Board of Directors determined that it was in the best interest of the Company and its stockholders to terminate the HyBryte™ development program. The Company will undertake an orderly wind-down of the FLASH2 trial and related HyBryte™ development activities. As previously disclosed, the Company estimated that it would incur approximately $70,000 in charges in connection with the wind-down of the HyBryte™ program, consisting primarily of clinical trial close-out costs and related expenses.

The Company’s Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, and (ii) various vaccine programs, including a program targeting filoviruses (such as Marburg virus (“MARV”) and Ebola virus (“EBOV”)). The development of the vaccine programs incorporates the use of the Company’s proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

The Company primarily generates revenues under government grants and contracts. The Company was awarded a subcontract that originally provided for approximately $1.1 million from a U.S. Food and Drug Administration (“FDA”) Orphan Products Development grant over four years for an expanded study of HyBryte™ in the treatment of CTCL. In connection with the termination of the HyBryte™ development program, the Company wound down this investigator-initiated study in June 2026. The Company will continue to apply for additional government funding for its other programs.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development of new technological innovations, dependence on key personnel, protections of proprietary technology, compliance with the FDA regulations, and other regulatory authorities, litigation, and product liability.

Results for the three and six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the full year.

Liquidity

The Company has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. As of June 30, 2026, the Company had an accumulated deficit of $249,863,451 and working capital of $6,499,947. For the six months ended June 30, 2026, the Company incurred a net loss of $4,812,319 and used $4,064,414 of cash in operating activities. The Company expects to continue generating losses in the foreseeable future, and its liquidity needs will depend largely on budgeted operational expenditures related to the advancement of its product candidates.

Based on the Company’s operating budget, current rate of cash outflows, and cash on hand, management believes that the Company has cash runway to support development activities, business operations, and meet its obligations into the second quarter of 2028. However, as of the date of this filing, the Company continues to explore various strategic alternatives but has not consummated any transaction or obtained any additional program assets to develop which raises substantial doubt about the Company’s ability to continue as a going concern.

To mitigate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations;
●	additional proceeds from government contract and grant programs; and

●	additional proceeds from at-the-market (“ATM”) sales of shares of the Company’s common stock via an At Market Issuance Sales Agreement (“Rodman Sales Agreement”) with Rodman & Renshaw LLC (“Rodman”).

In January 2026, the Company entered into the Rodman Sales Agreement (see Note 4 – Shareholders’ Equity) to sell shares of the Company’s common stock from time to time, through ATM sales. The Rodman Sales Agreement originally provided for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million.

In May 2026, the Company filed a prospectus supplement to increase the maximum aggregate offering amount of the shares of the Company’s common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of approximately $3.0 million.

In June 2026, the Company filed another prospectus supplement (the “Current Prospectus Supplement”) to increase the maximum aggregate offering amount of the shares of the Company’s common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of $2.5 million. As of June 30, 2026, the Company sold approximately $6,234,000 of shares of common stock pursuant to the Rodman Sales Agreement under prior prospectus supplements. From July 1, 2026 through July 31, 2026, the Company issued 128,000 shares of common stock pursuant to the Rodman Sales Agreement with a weighted average fair value of $0.40 per share. As of July 31, 2026, the Company has aggregate potential capacity of approximately $2.4 million remaining on its ATM facility under the Current Prospectus Supplement.

While the Rodman Sales Agreement is in place, none of the other funding alternatives are currently committed. There is no assurance that the Company will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about its ability to continue as a going concern. Failure to obtain adequate capital when needed may force the Company to delay, reduce, or eliminate business development efforts, negatively impacting its ability to achieve its objectives, remain competitive, and maintain its financial condition and operating results.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding the Company’s ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plans with respect to its liquidity management include, but are not limited to, the following:

●	The Company plans to submit additional contract and grant applications for further support of its programs with various funding agencies. However, there can be no assurance that the Company will obtain additional governmental grant funding.
●	The Company will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners.
●	The Company will continue to pursue Net Operating Loss (“NOL”) sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program, if the program remains available and the Company remains eligible.
●	The Company plans to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that the Company can consummate such transactions.
●	The Company is currently evaluating additional equity/royalty/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

Business Strategy Overview

Management’s business strategy can be outlined as follows:

●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.
●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2 clinical trial, where previous studies with dusquetide in BD have validated the biologic activity in aphthous ulcers in BD.
●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.
●	Continue development of the Company’s heat stabilization platform technology, ThermoVax®, in combination with its programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting EBOV, Sudan virus, Bundibugyo virus, and MARV and multivalent combinations), with United States (“U.S.”) government or non-governmental organization funding support.
●	Continue to apply for additional government funding for each of our Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.

Nasdaq Capital Market Listing Requirements

On June 10, 2026, the Company received a written notice (the “Bid Price Notice”) from the Listing Qualifications department (the “Nasdaq Staff”) of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. The notification of noncompliance has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Capital Market under the symbol “SNGX”, and the Company is currently monitoring the closing bid price of its common stock and evaluating its alternatives, if appropriate, to resolve the deficiency and regain compliance with this rule.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days, or until December 7, 2026, in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Capital Market. At that time, the Company may appeal the delisting determination to a Nasdaq Listing Qualifications Panel.

Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meets the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then the Company may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

Note 2. Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements requires management to make estimates and assumptions such as the fair value of warrants and stock options and to accrue for clinical trials in process that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The condensed consolidated financial statements include Soligenix, Inc., and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated as a result of consolidation.

Operating Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing the performance of the segment. The Company divides its operations into two operating segments: Specialized BioTherapeutics and Public Health Solutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Impairment of Long-Lived Assets

Furniture and equipment and right of use assets with finite lives are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company did not record any impairment of long-lived assets for the three and six months ended June 30, 2026 and 2025.

Fair Value of Financial Instruments

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on June 30, 2026. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Fair Value valuation techniques include a three-level hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models consider various assumptions, including volatility factors, current market prices and contractual prices for the underlying financial instruments. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
●	Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, contracts and grants receivable, accounts payable, accrued expenses, and accrued compensation approximate their fair value based on the short-term maturity of these instruments.

Deferred Issuance Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred issuance costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the issuance.

Research and Development Costs

Research and development costs are charged to expense when incurred in accordance with applicable accounting guidance. Research and development includes costs such as clinical trial expenses, contracted research and license agreement fees with no alternative future use, supplies and materials, salaries, share-based compensation, employee benefits, equipment depreciation and allocation of various corporate costs.

Share-Based Compensation

Stock options are issued with an exercise price equal to the market price on the date of grant. Stock options issued to directors upon re-election vest quarterly for a period of one year (new director issuances are fully vested upon issuance). Stock options issued to employees generally vest 25% on the grant date, then 25% each subsequent year for a period of three years. These options have a ten-year life for as long as the individuals remain employees or directors. In general, when an employee or director terminates their position, the options will expire within three months, unless otherwise extended by the Board.

From time to time, the Company issues restricted shares of common stock to vendors and consultants as compensation for services performed under the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and 2015 Equity Incentive Plan (the “2015 Plan”). The 2025 Plan and 2015 Plan provide for the grant of stock options, restricted stock, deferred stock and unrestricted stock to the Company’s employees and non-employees (including consultants). The shares issued under the 2025 Plan and the 2015 Plan are registered on Form S-8. Stock compensation expense for equity-classified awards to non-employees is measured on the date of grant and is recognized when the services are performed.

There were no options issued during the six months ended June 30, 2026. The fair value of options issued during the six months ended June 30, 2025 was estimated using the Black-Scholes option-pricing model and the following assumptions:

●	a dividend yield of 0%;
●	an expected life of 6 years;
●	volatility of 116%; and
●	risk free interest rates of 4.06%.

The fair value of each option grant made during the six months ended June 30, 2025 was estimated on the date of each grant and recognized as share-based compensation expense ratably over the option vesting periods, which approximates the requisite service period.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification Topic 842, Leases (“ASC 842”). At contract inception, the Company determines if an arrangement is or contains a lease and whether the lease is classified as an operating lease or finance lease. The Company recognizes a right-of-use asset and a corresponding lease liability at the lease commencement date for all leases with a term greater than twelve months. Lease liabilities are measured at the present value of future lease payments, discounted using the interest rate implicit in the lease when readily determinable. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. The lease term includes the noncancelable period of the lease together with periods covered by renewal options that the Company is reasonably certain to exercise and periods covered by termination options that the Company is reasonably certain not to exercise. The Company recognizes operating lease expense on a straight-line basis over the lease term which is included in operating expenses in the accompanying condensed consolidated statements of operations.

Foreign Currency Transactions

The Company recognizes foreign currency-related transaction gains or losses as a component of net loss when incurred. Such transaction-related foreign currency gains or losses were de minimis for the three and six months ended June 30, 2026 and 2025.

Loss Per Share

Basic earnings per share (“EPS”) is computed by dividing loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period.

The following table summarizes outstanding instruments which were not included in the computation of diluted EPS as to do so would have been antidilutive:

	As of June 30,
	2026	2025
Common stock purchase warrants	6,798,141	1,467,581
Stock options	890,119	300,467
Total	7,688,260	1,768,048

Note 3. Accrued Expenses

The following is a summary of the Company’s accrued expenses:

	June 30,	December 31,
	2026	2025
Clinical trial expenses	$1,485,546	$1,709,542
Other	574,428	272,088
Total	$2,059,974	$1,981,630

Note 4. Shareholders’ Equity

Common Stock

Common stock transactions for the six months ended June 30, 2026 are as follows:

●	The Company sold 11,538,661 shares of common stock pursuant to the Rodman Sales Agreement at a weighted average price of $0.54 per share.
●	The Company issued vendors 12,688 shares of common stock with a weighted average fair value of $1.18 per share.

From July 1, 2026 through July 31, 2026, the Company issued 128,000 shares of common stock pursuant to the Rodman Sales Agreement with a weighted average fair value of $0.40 per share. As of July 31, 2026, the Company has aggregate potential capacity of approximately $2.4 million remaining on its ATM facility under the Current Prospectus Supplement.

The issuance of the Company’s common stock to the vendors described above was exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipients are knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about the Company or had adequate access to information about the Company. Each vendor represented to the Company that the vendor is not a “consultant” for purposes of Nasdaq Listing Rule 5635(c). The issuance of the Company’s common stock pursuant to the Rodman Sales Agreement described above was registered on a Registration Statement on Form S-3.

Rodman At Market Issuance Sales Agreement

In January 2026, the Company entered into the Rodman Sales Agreement to sell shares of the Company’s common stock from time to time, through ATM sales. In connection with the sale of shares via the ATM facility, the Company determines, among other things, the number of shares to be issued, the time period during which sales may be requested to be made, limitation on the number of shares that may be sold on any one trading day, and any minimum price below which sales may not be made. Pursuant to the terms, Rodman is entitled to compensation for its services in an amount up to 3% of the gross proceeds from the sale of shares under the ATM facility. The Company has no obligation to sell any shares under the ATM facility and may suspend solicitation and offers at any time. The ATM facility may be terminated by the Company or Rodman upon notice, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company. The ATM facility will terminate upon the earliest of (a) December 15, 2026, (b) the sale of all of the shares of common stock subject to the ATM facility, (c) the termination of the Rodman Sales Agreement as permitted therein, or (d) the mutual agreement of the parties.

The Rodman Sales Agreement originally provided for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million.

In May 2026, the Company filed a prospectus supplement to increase the maximum aggregate offering amount of the shares of the Company’s common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of approximately $3.0 million.

In June 2026, the Company filed the Current Prospectus Supplement to increase the maximum aggregate offering amount of the shares of the Company’s common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of $2.5 million.

As of June 30, 2026, the Company sold approximately $6,234,000 of shares of common stock pursuant to the Rodman Sales Agreement under prior prospectus supplements. As of July 31, 2026, the Company has aggregate potential capacity of approximately $2.4 million remaining on its ATM facility under the Current Prospectus Supplement.

Note 5. Commitments and Contingencies

Licenses and Royalties

The Company has licensing fee commitments of approximately $146,000 as of June 30, 2026 over the next five years for several licensing agreements with partners and universities. Additionally, the Company is party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

Pursuant to an agreement with Hy Biopharma, Inc. (“Hy Biopharma”), the Company is obligated to pay Hy Biopharma a success-oriented milestone of $5 million in the event FDA approval is attained. Such payment will be payable in restricted securities of the Company provided such number of shares does not exceed 19.9% ownership of the Company’s outstanding stock. As of June 30, 2026, no other milestone or royalty payments have been paid or accrued.

Leases

Pursuant to an amendment in May 2025, the Company’s office lease has been extended through October 2028. The current monthly rent is $11,625 through October 2026 and increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

As a result of the above agreements, the Company has the following contractual obligations:

	Research and
Year	Development	Leases	Total
2026	$46,000	$70,267	$116,267
2027	25,000	143,117	168,117
2028	25,000	121,416	146,416
2029	25,000	—	25,000
2030	25,000	—	25,000
Total	$146,000	$334,800	$480,800

Note 6. Operating Segments

The Company operates in two reportable segments:

●	Specialized BioTherapeutics – Focuses on developing and commercializing products for orphan diseases and areas of unmet medical need in oncology and inflammation.

●	Public Health Solutions – Concentrates on vaccines and therapeutics for biodefense and infectious diseases.

The Company’s CODM evaluates segment performance and allocates resources primarily based on the ability of the Specialized BioTherapeutics segment to advance its product development pipeline through a combination of government grants and contracts as well as shareholder investment. This segment represents the Company’s primary focus and strategic priority.

In contrast, the Public Health Solutions segment is fully funded by government sources, with no investor capital used. The ability of this segment to secure government grants and contracts is a key determinant of its sustainability and its contribution to the Company’s overall financial position. Funding from Public Health Solutions enables the Company to cover employee salaries, allocate funds to certain overhead costs such as rent and utilities, and supplement working capital.

Secondary to this, the CODM considers Adjusted Loss from Operations, which excludes non-cash share-based compensation and depreciation/amortization from operating expenses (R&D and G&A), and Net Loss Before Income Taxes, which incorporates these costs along with other income and expenses.

Segment Revenues and Loss

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the three months ended June 30, 2026:

	Specialized BioTherapeutics	Public Health Solutions	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Significant expenses:
Research and development	831,614	2,745	99,726	40,006	974,091
General and administrative	-	-	1,048,309	77,063	1,125,372
Adjusted loss from operations	(831,614)	(2,745)	(1,148,035)	(117,069)	(2,099,463)
Share-based compensation	39,239	-	76,733	(115,972)	-
Depreciation and amortization	658	109	330	(1,097)	-
Loss from operations	(871,511)	(2,854)	(1,225,098)	-	(2,099,463)
Other income, net	-	-	112,109	-	112,109
Net loss before income taxes	$(871,511)	$(2,854)	$(1,112,989)	$-	$(1,987,354)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the three months ended June 30, 2025:

	Specialized BioTherapeutics	Public Health Solutions	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Significant expenses:
Research and development	1,523,099	3,332	122,764	27,819	1,677,014
General and administrative	-	-	1,014,468	72,397	1,086,865
Adjusted loss from operations	(1,523,099)	(3,332)	(1,137,232)	(100,216)	(2,763,879)
Share-based compensation	26,487	839	72,187	(99,513)	-
Depreciation and amortization	423	70	210	(703)	-
Loss from operations	(1,550,009)	(4,241)	(1,209,629)	-	(2,763,879)
Other income, net	-	-	61,903	-	61,903
Net loss before income taxes	$(1,550,009)	$(4,241)	$(1,147,726)	$-	$(2,701,976)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the six months ended June 30, 2026:

	Specialized BioTherapeutics	Public Health Solutions	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Significant expenses:
Research and development	2,476,711	5,295	189,140	85,245	2,756,391
General and administrative	-	-	2,073,780	154,130	2,227,910
Adjusted loss from operations	(2,476,711)	(5,295)	(2,262,920)	(239,375)	(4,984,301)
Share-based compensation	83,709	-	153,471	(237,180)	-
Depreciation and amortization	1,317	219	659	(2,195)	-
Loss from operations	(2,561,737)	(5,514)	(2,417,050)	-	(4,984,301)
Other income, net	-	-	171,982	-	171,982
Net loss before income taxes	$(2,561,737)	$(5,514)	$(2,245,068)	$-	$(4,812,319)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the six months ended June 30, 2025:

	Specialized BioTherapeutics	Public Health Solutions	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Significant expenses:
Research and development	3,273,701	61,667	227,754	55,572	3,618,694
General and administrative	-	-	2,062,842	108,851	2,171,693
Adjusted loss from operations	(3,273,701)	(61,667)	(2,290,596)	(164,423)	(5,790,387)
Share-based compensation	52,975	1,679	108,458	(163,112)	-
Depreciation and amortization	787	131	393	(1,311)	-
Loss from operations	(3,327,463)	(63,477)	(2,399,447)	-	(5,790,387)
Other income, net	-	-	137,143	-	137,143
Net loss before income taxes	$(3,327,463)	$(63,477)	$(2,262,304)	$-	$(5,653,244)

Reconciliation to Consolidated Loss Before Income Taxes

The following table provides a reconciliation of total segment loss to consolidated loss before income taxes for the three months ended June 30:

	2026	2025
Loss from operations - reportable segments	$(874,365)	$(1,554,250)
Loss from operations - corporate	(1,225,098)	(1,209,629)
Interest income, net	53,598	69,823
Other income (expense), net	58,511	(7,920)
Net loss before income taxes	$(1,987,354)	$(2,701,976)

The following table provides a reconciliation of total segment loss to consolidated loss before income taxes for the six months ended June 30:

	2026	2025
Loss from operations - reportable segments	$(2,567,251)	$(3,390,940)
Loss from operations - corporate	(2,417,050)	(2,399,447)
Interest income, net	114,987	145,851
Other income (expense), net	56,995	(8,708)
Net loss before income taxes	$(4,812,319)	$(5,653,244)

Segment Assets

The Company’s total assets by segment as of June 30, 2026, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$242,676	$2,192	$244,868	$10,254,602	$10,499,470

The Company’s total assets by segment as of June 30, 2025, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$112,342	$2,705	$115,047	$5,645,600	$5,760,647

Significant Expense Categories Considered by CODM

The CODM regularly reviews the following significant expense categories when assessing segment performance and resource allocation:

●	Government Grant and Contract Funding – Both the Specialized BioTherapeutics and Public Health Solutions segments apply for and receive government grants and contracts. However, Public Health Solutions is exclusively funded by government sources, whereas Specialized BioTherapeutics utilizes a mix of government funding and shareholder investment.
●	Research & Development – Includes expenses for clinical trials, regulatory compliance, and R&D-related payroll.
●	General & Administrative – Comprises salaries, professional fees, and facility costs.
●	Share-Based Compensation – Represents non-cash stock option and restricted stock unit expenses.
●	Depreciation & Amortization – Costs related to the use of tangible and intangible assets.
●	Other Income/Expenses – Includes interest income and one-time gains/losses.

CODM and Use of Multiple Measures of Segment Profit/Loss

The Company's CODM primarily evaluates segment performance based on four key financial measures:

●	Advancement of Specialized BioTherapeutics Through a Combination of Funding Sources – Assesses the effectiveness of shareholder investment and government grants in progressing product development.
●	Ability to Secure Government Grants and Contracts (Public Health Solutions Only) – Determines segment sustainability and funding for shared resources.
●	Adjusted Loss from Operations – Excludes non-cash share-based compensation and depreciation/amortization expenses for a clearer picture of operating performance.
●	Net Loss Before Income Taxes – Incorporates all expenses, including non-cash charges and other income/expenses, for a comprehensive profitability analysis.
●
●

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information to explain our results of operations and financial condition. You should also read our unaudited condensed consolidated interim financial statements and their notes included in this Form 10-Q, and our audited consolidated financial statements and their notes, Risk Factors and other information included in our Annual Report on Form 10-K for the year ended December 31, 2025 and in our other periodic reports on Form 10-Q and Form 8-K. We provide addresses to internet sites solely for the information to investors. We do not intend any addresses to be active links or to otherwise incorporate the contents of any website into this report.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our current expectations about our future results, performance, prospects and opportunities. These forward-looking statements are not guarantees of future performance and are subject to significant risks, uncertainties, assumptions and other factors, which are difficult to predict and may cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements. The forward-looking statements within this report may be identified by words such as “believes,” “anticipates,” “expects,” “intends,” “may,” “would,” “will” and other similar expressions. However, these words are not the exclusive means of identifying these statements. Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets related to our business and are forward-looking statements.

Actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect these actual outcomes and results include, without limitation:

●	uncertainty as to whether our product candidates will be sufficiently safe and effective to support regulatory approvals;
●	uncertainty inherent in developing therapeutics and vaccines, and manufacturing and conducting preclinical and clinical trials;
●	our ability to obtain future financing or funds when needed, either through the raising of capital, the incurrence of convertible or other indebtedness or through strategic financing or commercialization partnerships;
●	our ability to secure government grants or contracts to support our vaccine development;
●	our ability to maintain our listing on The Nasdaq Capital Market and meet its listing requirements;
●	that product development and commercialization efforts will be reduced or discontinued due to difficulties or delays in clinical trials or a lack of progress or positive results from research and development efforts;
●	maintenance and progression of our business strategy;
●	the possibility that our products under development may not gain market acceptance;
●	our expectations about the potential market sizes and market participation potential for our product candidates may not be realized;

●	our expected revenues (including sales, milestone payments and royalty revenues) from our product candidates and any related commercial agreements of ours may not be realized;
●	the ability of our manufacturing partners to supply us or our commercial partners with clinical or commercial supplies of our products in a safe, timely and regulatory compliant manner and the ability of such partners to timely address any regulatory issues that have arisen or may arise in the future;
●	competition existing today or that may arise in the future, including the possibility that others may develop technologies or products superior to our products;
●	the effect that global pathogens could have on financial markets, materials sourcing, service providers, patients, clinical study sites, governments and population (e.g. Coronavirus Disease 2019 (“COVID-19”)); and
●	other factors, including those “Risk Factors” set forth under Part II, Item 1A. “Risk Factors” in this Quarterly Report and in our Annual Report on Form 10-K for the year ended December 31, 2025 and in our other periodic reports on Form 10-Q and Form 8-K.

Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this Form 10-Q with the United States (“U.S.”) Securities and Exchange Commission (the “SEC”) or for any other reason. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the SEC that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

Our Business Overview

We are a biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. We maintain two active business segments: Specialized BioTherapeutics and Public Health Solutions.

Specialized BioTherapeutics

Our Specialized BioTherapeutics business segment is developing synthetic hypericin for the treatment of psoriasis (SGX302), and our first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including aphthous ulcers in Behçet’s Disease (“BD”) (SGX945) and oral mucositis in head and neck cancer (SGX942). We were developing HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a photodynamic therapy (“PDT”) utilizing topical synthetic hypericin activated with visible light, for the treatment of cutaneous T-cell lymphoma (“CTCL”) in a Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). The Data Monitoring Committee (“DMC”) completed its interim efficacy analysis of the FLASH2 trial during April 2026, and under the terms of the interim analysis, the study was recommended to halt for futility. In June 2026, following a thorough review of the DMC’s recommendation and evaluation of the program’s path forward, our Board of Directors determined that it was in our best interest and the interest of our stockholders to terminate the HyBryte™ development program.

Public Health Solutions

Our Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, and (ii) various vaccine programs, including a program targeting filoviruses (such as Marburg virus (“MARV”) and Ebola virus (“EBOV”)). The development of our vaccine programs incorporates the use of our proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

Business Strategy Overview

An outline of our business strategy follows:

●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.
●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2 clinical trial, where previous studies with dusquetide in BD have validated the biologic activity in aphthous ulcers in BD.
●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.
●	Continue development of our heat stabilization platform technology, ThermoVax®, in combination with programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting EBOV, Sudan virus (“SUDV”), Bundibugyo virus (“BDBV”), and MARV and multivalent combinations), with U.S. government and non-governmental organization funding support.
●	Continue to apply for and secure additional government funding for each of our Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.

Corporate Information

We were incorporated in Delaware in 1987 under the name Biological Therapeutics, Inc. In 1987, we merged with Biological Therapeutics, Inc., a North Dakota corporation, pursuant to which we changed our name to “Immunotherapeutics, Inc.” We changed our name to “Endorex Corp.” in 1996, to “Endorex Corporation” in 1998, to “DOR BioPharma, Inc.” in 2001, and finally to “Soligenix, Inc.” in 2009. Our principal executive offices are located at 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540 and our telephone number is (609) 538-8200.

Our Product Candidates in Development

The following tables summarize our product candidates under development:

Specialized BioTherapeutics Product Candidates

Soligenix Product Candidate	Therapeutic Indication	Stage of Development
HyBryte™	Cutaneous T-Cell Lymphoma

Phase 2 trial completed; demonstrated significantly higher response rate compared to placebo; Phase 3 trial completed; demonstrated statistical significance in primary endpoint in March 2020 (Cycle 1) and demonstrated continued improvement in treatment response with extended treatment in April 2020 (Cycle 2) and October 2020 (Cycle 3); new drug application (“NDA’) submitted to U.S. Food and Drug Administration (“FDA”) December 2022; FDA refusal to file (“RTF”) letter received February 2023; second Phase 3 trial based upon European Medicines Agency (“EMA”)-accepted protocol began patient enrollment in December 2024; recommended to halt for futility at interim efficacy analysis in April 2026; development program terminated by the Board of Directors in June 2026.

SGX302	Mild-to-Moderate Psoriasis

Positive proof-of-concept demonstrated in a small Phase 1/2 pilot study; Phase 2a protocol and Investigation New Drug (“IND”) clearance received from the FDA; Phase 2a study remains ongoing having demonstrated biological effect in Cohort 1,  clinically meaningful benefit in Cohorts 2 and 3, including expanded benefit with a gel formulation in Cohort 3.

SGX945	Aphthous Ulcers in BD	Phase 2a protocol and IND clearance received from the FDA; Phase 2a study complete having achieved the study objective of demonstrating safety and biological efficacy

Soligenix Product Candidate	Therapeutic Indication	Stage of Development
SGX942†	Oral Mucositis in Head and Neck Cancer

Phase 2 trial completed; demonstrated significant response compared to placebo with positive long-term (12 month) safety also reported; Phase 3 clinical trial results announced December 2020: the primary endpoint of median duration of severe oral mucositis (“SOM”) did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group; analyzed full dataset from Phase 3 study and designing a second Phase 3 clinical trial; continued development contingent upon identification of partnership

Public Health Solutions†

Soligenix Product Candidate	Indication	Stage of Development
ThermoVax®	Thermostability of vaccines for Ricin toxin, EBOV, BDBV, and MARV	Pre-clinical

RiVax®	Vaccine against Ricin Toxin Poisoning	Phase 1a, 1b, and 1c trials completed, safety and neutralizing antibodies for protection demonstrated

†	Contingent upon continued government contract/grant funding or other funding source.

Specialized BioTherapeutics Overview

Synthetic Hypericin

Synthetic Hypericin is a potent photosensitizer that is topically applied to skin lesions, taken up by cutaneous T-cells and then activated by safe visible light. Hypericin is also found in several species of Hypericum plants, although the active moiety used in HyBryte™ and SGX302 is chemically synthesized by a proprietary manufacturing process and not extracted from plants. Importantly, hypericin is optimally activated with visible light thereby avoiding the negative consequences of ultraviolet (“UV”) light. Other light therapies using UVA or UVB light can result in serious adverse effects including secondary skin cancers.

Combined with photoactivation, in clinical trials synthetic hypericin has demonstrated significant anti-proliferative effects on activated normal human lymphoid cells and inhibited growth of malignant T-cells isolated from CTCL patients. In both settings, it appears that the mode of action is an induction of cell death in a concentration as well as a light dose-dependent fashion. These effects appear to result, in part, from the generation of singlet oxygen during photoactivation of hypericin.

Synthetic hypericin is one of the most efficient known generators of singlet oxygen, the key component for phototherapy. The generation of singlet oxygen induces necrosis and apoptosis in cells. The use of topical synthetic hypericin coupled with directed visible light results in generation of singlet oxygen only at the treated site. We believe that the use of visible light (as opposed to cancer-causing UV light) is a major advance in photodynamic therapy. In a small published Phase 1/2 proof of concept pilot clinical study using synthetic hypericin twice weekly for six weeks, statistically significant efficacy was demonstrated in patients with CTCL (58.3% response, p=0.04) and psoriasis (80% response, p<0.02). Subsequently, a published Phase 3 study in CTCL has further confirmed the biological efficacy of synthetic hypericin (termed HyBryte™ in the context of CTCL). A second Phase 3 clinical trial was recommended to halt for futility at the interim efficacy analysis in April 2026. In June 2026, following a thorough review of the DMC’s recommendation and evaluation of the program’s path forward, our Board of Directors determined that it was in our best interest and the interest of our stockholders to terminate the HyBryte™ development program.

HyBryte™ – for Treating Cutaneous T-Cell Lymphoma

HyBryte™ is a PDT that utilizes safe visible light for activation. The active ingredient in HyBryte™ is synthetic hypericin, a photosensitizer which is topically applied to skin lesions and then activated by visible fluorescent light 16 to 24 hours later.

Based on the positive and previously published Phase 1/2 results, we initiated our Phase 3 clinical study of HyBryte™ for the treatment of CTCL during December 2015 and completed the trial in 2020. This trial, referred to as the “FLASH” (Fluorescent Light Activated Synthetic Hypericin) study, aimed to evaluate the response to HyBryte™ as a skin directed therapy to treat early-stage CTCL. We completed the study with approximately 35 CTCL centers across the U.S. participating in this trial. The Phase 3 protocol was a highly powered, double-blind, randomized, placebo-controlled, multicenter trial that enrolled 169 subjects (166 evaluable). The trial consisted of three treatment cycles, each of eight weeks duration. Treatments were administered twice weekly for the first six weeks and treatment response was determined at the end of the eighth week. In the first treatment cycle, approximately 66% of subjects received HyBryte™ and 33% received placebo treatment of their index lesions. In the second cycle, all subjects received HyBryte™ treatment of their index lesions, and in the third cycle, all subjects received HyBryte™ treatment of all of their lesions. The majority of subjects enrolled elected to continue into the third optional, open-label cycle of the study. Subjects were followed for an additional six months after their last evaluation visit. The primary efficacy endpoint was assessed on the percentage of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a partial or complete response of the treated lesions, defined as a ≥ 50% reduction in the total Composite Assessment of Index Lesion Disease Severity (“CAILS”) score for three index lesions at the Cycle 1 evaluation visit (Week 8) compared to the total CAILS score at baseline. Secondary endpoints for the trial included the duration of responses, the extent of the regression of the tumors, and the safety of the treatment. We continue to work closely with the Cutaneous Lymphoma Foundation, as well as the National Organization for Rare Disorders.

Over the course of 2020, the Phase 3 FLASH study data was announced. The study enrolled 169 patients (166 evaluable) randomized 2:1 to receive either HyBryte™ (116 patients) or placebo (50 patients) and demonstrated a statistically significant treatment response (p=0.04) in the CAILS primary endpoint assessment at 8 weeks for Cycle 1. A total of 16% of the patients receiving HyBryte™ achieved at least a 50% reduction in their index lesions compared to only 4% of patients in the placebo group at 8 weeks. HyBryte™ treatment in the first cycle was safe and well tolerated.

Analysis of the second open-label treatment cycle (Cycle 2) showed that continued treatment with HyBryte™ twice weekly for an additional 6 weeks (12 weeks total) increased the positive response rate to 40% (p<0.0001 compared to placebo and p<0.0001 compared to 6-weeks treatment). The response rate in patients receiving a total of 12 weeks of treatment increased two and a half-fold. Treatment responses were assessed at Week 8 (after 6 weeks of treatment) and at Week 16 (after 12 weeks of treatment). A positive response was defined as an improvement of at least 50% in the CAILS score for the three index lesions evaluated in both Cycles 1 and 2. The data continued to indicate that HyBryte™ was safe and well tolerated.

The optional third open-label treatment cycle (Cycle 3) focused on safety and all patients could elect to receive HyBryte™ treatment of all their lesions for an additional 6 weeks or up to 18 weeks in total. Of note, 66% of patients elected to continue with this optional safety cycle of the study. Of the subset of patients that received HyBryte™ throughout all three cycles of treatment (18 weeks), 49% of them demonstrated a treatment response (p=0.046 vs. patients completing 12 weeks of HyBryte™ treatment in Cycle 2; p<0.0001 vs. patients receiving placebo in Cycle 1). Moreover, in a subset of patients evaluated in this cycle, it was demonstrated that HyBryte™ is not systemically available, consistent with the general safety of this topical product observed to date. At the end of Cycle 3, HyBryte™ continued to be well tolerated despite extended and increased use of the product to treat multiple lesions.

In addition, continued analysis of results from the protocol mandated efficacy cycles (Cycles 1 and 2) of the study revealed that 12 weeks of treatment (Cycle 2) with HyBryte™ is equally effective on both patch (response 37%, p=0.0009) and plaque (response 42%, p<0.0001) lesions when compared to Cycle 1 placebo lesion responses, further demonstrating the unique benefits of the more deeply penetrating visible light activation of hypericin.

Following the first Phase 3 study of HyBryte™ for the treatment of CTCL, the FDA and the EMA indicated that they would require a second successful Phase 3 trial to support marketing approval.  With agreement from the EMA on the key design components, the confirmatory Phase 3 trial was designed as a randomized, double-blind, placebo-controlled, multicenter study treating approximately 80 subjects with early-stage CTCL, evaluating the efficacy and safety of HyBryte™ topically applied to CTCL lesions twice weekly for 18 weeks, with each application followed 21 (±3) hours later by the administration of safe, visible light at a wavelength of 500 to 650 nm. All of the patient’s lesions that were readily available for exposure to the visible light source were to be treated and three to five index lesions of each patient were prospectively identified and indexed for the modified composite assessment of index lesions severity (“mCAILS”) evaluation prior to randomization (baseline). The primary efficacy endpoint was to be assessed on the percent of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a Partial or Complete Response (yes/no) of the treated lesions defined as a ≥ 50% reduction in the total mCAILS score for the three to five index lesions following 18 weeks of treatment compared to the total mCAILS score at baseline.  Other secondary measures were to assess treatment response (including duration), degree of improvement, time to relapse and safety.  Following treatment, all patients were to be followed every four weeks for a total of 12 weeks (through Week 30). The Data Monitoring Committee conducted one (1) interim analysis when approximately 60% of the total subjects completed the primary endpoint evaluation. The Data Monitoring Committee completed its interim efficacy analysis of the FLASH2 trial during April 2026, and under the terms of the interim analysis, the study was recommended to halt for futility. In June 2026, following a thorough review of the DMC’s recommendation and evaluation of the program’s path forward, our Board of Directors determined that it was in our best interest and the interest of our stockholders to terminate the HyBryte™ development program.

Cutaneous T-Cell Lymphoma

CTCL is a class of non-Hodgkin’s lymphoma (“NHL”), a type of cancer of the white blood cells that are an integral part of the immune system. CTCL is caused by an expansion of malignant T-cell lymphocytes (involved in cell-mediated immunity) normally programmed to migrate to the skin causing various lesions to appear that may change shape as the disease progresses, typically beginning as a rash and eventually forming plaques and tumors. Mycosis fungoides (“MF”) is the most common form of CTCL. It generally presents with skin involvement only, manifested as scaly, erythematous patches. Advanced disease with diffuse lymph node and visceral organ involvement is usually associated with a poorer response rate to standard therapies. A relatively uncommon sub-group of CTCL patients present with extensive skin involvement and circulating malignant cerebriform T-cells, referred to as Sézary syndrome. These patients have substantially graver prognoses (expected five-year survival rate of 24%), than those with MF (expected five-year survival rate of 88%).

CTCL mortality is related to stage of disease, with median survival generally ranging from about 12 years in the early stages to only 2.5 years when the disease has advanced. There is currently no FDA-approved drug for front-line treatment of early-stage CTCL. Treatment of early-stage disease generally involves skin-directed therapies. One of the most common unapproved therapies used for early-stage disease is oral 5 or 8-methoxypsoralen (“Psoralen”) given with ultraviolet A (“UVA”) light, referred to as PUVA, which is approved for dermatological conditions such as disabling psoriasis not adequately responsive to other forms of therapy, idiopathic vitiligo and skin manifestations of CTCL in persons who have not been responsive to other forms of treatment. Psoralen is a mutagenic chemical that interferes with DNA causing mutations and other malignancies. Moreover, UVA is a carcinogenic light source that when combined with the Psoralen, results in serious adverse effects including secondary skin cancers; therefore, the FDA requires a Black Box warning for PUVA.

CTCL constitutes a rare group of NHLs, occurring in about 4% of the more than 1.7 million individuals living with the disease in the United States and Europe (European Union and United Kingdom). It is estimated, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL that it affects approximately 31,000 individuals in the U.S. (based on SEER data, with approximately 3,200 new cases seen annually) and approximately 38,000 individuals in Europe (based on ECIS prevalence estimates, with approximately 3,800 new cases annually). We estimate, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL, that it affects over 20,000 individuals in the U.S., with approximately 2,800 new cases seen annually.

SGX302 – for Treating Mild-to-Moderate Psoriasis

SGX302 (synthetic hypericin) is a potent photosensitizer that is topically applied to skin lesions and taken up by cutaneous T-cells. With subsequent activation by safe, visible light, T-cell apoptosis is induced, addressing the dysregulated T-cells found in psoriasis lesions. Other PDTs have shown efficacy in psoriasis with a similar apoptotic mechanism, albeit using UV light associated with more severe potential long-term toxicities. The use of visible light in the red-yellow spectrum has the advantage of deeper penetration into the skin (much more than UV light) potentially treating deeper skin disease and thicker plaques and lesions, similar to what was observed in a previous clinical trial using synthetic hypericin. Further, this treatment approach avoids the risk of secondary malignancies (including melanoma) inherent with both the frequently used DNA-damaging drugs and other phototherapies that are dependent on UVA or UVB exposure. The use of SGX302 coupled with safe, visible light also avoids the risk of serious infections and cancer associated with the systemic immunosuppressive treatments used in psoriasis.

In September 2021, following positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients, we decided to expand this novel therapy into a Phase 2a clinical trial in mild-to-moderate psoriasis.

In June 2022, we received FDA IND clearance for our Phase 2a clinical trial (protocol number HPN-PSR-01) titled, "Phase 2 Study Evaluating SGX302 in the Treatment of Mild-to-Moderate Psoriasis." In December 2022, we initiated patient enrollment for the Phase 2a study (protocol number HPN-PSR-01) evaluating SGX302 in the treatment of mild-to-moderate psoriasis. The Phase 2a clinical trial (protocol number HPN-PSR-01) will target enrollment of up to 42 patients ages 18 years or older with mild to moderate, stable psoriasis covering 2 to 30% of the body. In both Parts A and B, all patients will apply the study drug twice per week and activate the drug with visible light 24 ± 6 hours later using the supplied visible light devices and according to the manufacturer's instructions. Patients will undergo treatments for a total of 18 weeks and, on completion, will be followed for a four-week follow-up period in which patients will not receive other psoriasis treatments. In Part A, five to ten patients will be assigned open-label SGX302 (0.25% hypericin) at the time of enrollment. Once the tolerability and response to SGX302 has been established, Part B of the protocol will commence. In Part B, patients will be randomized to double-blind treatment groups at a ratio 1:1 of active drug to placebo ointment. Active dermatologic assessment of treated lesions for adverse events will be performed immediately before and during light treatments. Patients will be assessed for overall disease status through four weeks of follow-up. Efficacy endpoints will include the extent of lesion clearance and patient reported quality of life indices. Routine safety data also will be collected.

In April 2023, the United States Adopted Names (“USAN”) Council approved the use of the nonproprietary name of “hypericin sodium” for the novel active ingredient in SGX302 for the treatment of mild-to-moderate psoriasis.

In July 2023, we expanded the Phase 2a trial of SGX302 after demonstration of biological effect in the initial five subjects (Cohort 1). In January 2024, positive preliminary results of clinical success were demonstrated in the Cohort 2 subjects enrolled in the ongoing Phase 2a study. In the four evaluable patients from Cohort 2 (one patient withdrew early in the treatment course for personal reasons unrelated to the study), two reached a disease status of “Almost Clear” represented by an Investigator Global Assessment score of 1, which is considered the standard clinical measure for treatment success in psoriasis. In addition, the Psoriasis Activity and Severity Index score, another well-characterized measure of treatment success, for patients in Cohort 2 had a mean drop of approximately 50% over the 18-week treatment. SGX302 therapy was well tolerated by all patients with no drug related adverse events identified.

In September 2024, the European Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent's claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process.  This new European granted patent (EP3423428) is a related patent to U.S. Pat. No. 10,053,413, previously issued in the U.S. Both patents are expected to expire in 2036, and form part of a larger patent family, including previously granted U.S. patents covering methods of use (U.S. Pat. No. 7,122,518) and methods of synthesis (U.S. Pat. No. 8,629,302), as well as other granted patents throughout the world.

In October 2024, the Hong Kong Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent's claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process. Synthetic hypericin is the active pharmaceutical ingredient in SGX302, our photodynamic therapy for the treatment of Psoriasis. This new granted patent (HK1260757) is a related patent to U.S. Pat. Nos. 10,053,413 and 10,526,268, previously issued in the U.S., and is in the same family as another patent granted in Europe. These patents are expected to expire in 2036, and form part of a larger collection of different patent families, including previously granted foreign patents covering liquid formulations and methods of use (EP Pat. No. 2,571,507) and issued U.S. patents for methods of synthesis (U.S. Pat. No. 8,629,302), as well as other granted patents throughout the world.

In December 2025, we announced extended results of our ongoing Phase 2a trial of SGX302 (synthetic hypericin) for the treatment of mild-to-moderate psoriasis. In this extension (Cohort 3) of the exploratory phase of the study, an additional four patients were enrolled and treated with an improved topical gel formulation of synthetic hypericin. The Cohort 3 patients were treated for the same 18-week period as Cohorts 1 and 2, but utilized an optimized gel formulation of synthetic hypericin. The gel formulation was specifically designed to improve ease of application to larger areas of the skin. SGX302 gel therapy was well tolerated by all patients with no drug related adverse events identified.  On average over the three evaluable patients (one patient discontinued for personal reasons), there were improvements in the Investigator Global Assessment (“IGA”), the Psoriasis Activity and Severity Index (“PASI”), the simplified psoriasis index, the dermatology life quality index and the Skindex-29 questionnaire. One patient achieved a disease status of "Almost Clear" using the IGA, which is considered a standard clinical measure for treatment success in psoriasis, with a substantial improvement in their PASI score, exceeding 50%. These outcomes were very similar to or improved relative to those obtained with the previous ointment formulation, as expected given the comparable release characteristics of the two formulations and the enhanced ease of application of the gel. In totality, the initial exploratory phase of the study has confirmed that SGX302 improves psoriasis lesions, consistent with the general success of photodynamic therapies in psoriasis, and is well tolerated, potentially providing a non-carcinogenic, non-mutagenic treatment for the thicker lesions found in psoriasis.

We estimate the potential worldwide market for SGX302 is in excess of $1 billion for the treatment of mild-to-moderate psoriasis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Psoriasis

Psoriasis is a chronic, non-communicable, itchy and often painful inflammatory skin condition for which there is no cure. Psoriasis has a significantly detrimental impact on patients' quality of life, and is associated with cardiovascular, arthritic, and metabolic diseases, as well as psychological conditions such as anxiety, depression and suicide. Many factors contribute to development of psoriasis including both genetic and environmental factors (e.g., skin trauma, infections, and medications). The lesions develop because of rapidly proliferating skin cells, driven by autoimmune T-cell mediated inflammation. Of the various types of psoriasis, plaque psoriasis is the most common and is characterized by dry, red raised plaques that are covered by silvery-white scales occurring most commonly on the elbows, knees, scalp, and lower back. Approximately 80% of patients have mild-to-moderate disease. Mild psoriasis is generally characterized by the involvement of less than 3% of the body surface area (“BSA”), while moderate psoriasis will typically involve 3-10% BSA and severe psoriasis greater than 10% BSA. Between 20% and 30% of individuals with psoriasis will go on to develop chronic, inflammatory arthritis (psoriatic arthritis) that can lead to joint deformations and disability. Studies have also associated psoriasis, and particularly severe psoriasis, with an increased relative risk of lymphoma, particularly CTCL. Although psoriasis can occur at any age, most patients present with the condition before age 35.

Treatment of psoriasis is based on its severity at the time of presentation with the goal of controlling symptoms. It varies from topical options including PDT to reduce pain and itching, and potentially reduce the inflammation driving plaque formation, to systemic treatments for more severe disease. Most common systemic treatments and even current topical photo/photodynamic therapy such as UV A and B, carry a risk of increased skin cancer.

Psoriasis is the most common immune-mediated inflammatory skin disease. According to the World Health Organization (“WHO”) Global Report on Psoriasis 2016, the prevalence of psoriasis is between 1.5% and 5% in most developed countries, with some suggestions of incidence increasing with time. It is estimated, based upon review of historic published studies and reports and an interpolation of data that psoriasis affects 3% of the U.S. population or more than 7.5 million people. Current estimates have as many as 60-125 million people worldwide living with the condition. The global psoriasis treatment market was valued at approximately $15 billion in 2020 and is projected to reach as much as $40 billion by 2027.

Dusquetide

Dusquetide (research name: SGX94) is an IDR that regulates the innate immune system to simultaneously reduce inflammation, eliminate infection and enhance tissue healing. Dusquetide is based on a new class of short, synthetic peptides known as IDRs. It has a novel mechanism of action in that it modulates the body’s reaction to both injury and infection and is both simultaneously anti-inflammatory and anti-infective. IDRs have no direct antibiotic activity but modulate host responses, increasing survival after infections with a broad range of bacterial Gram-negative and Gram-positive pathogens including both antibiotic sensitive and resistant strains, as well as accelerating resolution of tissue damage following exposure to a variety of agents including bacterial pathogens, trauma and chemo- or radiation-therapy. IDRs represent a novel approach to the control of infection and tissue damage via highly selective binding to an intracellular adaptor protein, sequestosome-1, also known as p62, which has a pivotal function in signal transduction during activation and control of the innate defense system. Preclinical data indicate that IDRs may be active in models of a wide range of therapeutic indications including life-threatening bacterial infections as well as the severe side-effects of chemo- and radiation-therapy. Additionally, due to selective binding to p62, dusquetide may have potential anti-tumor action.

Dusquetide has demonstrated efficacy in numerous animal disease models including mucositis, oncology, colitis, skin infection and other bacterial infections and has been evaluated in a double-blind, placebo-controlled Phase 1 clinical trial in 84 healthy volunteers with both single ascending dose and multiple ascending dose components. Dusquetide was shown to have a good safety profile and be well-tolerated in all dose groups when administered by IV over 7 days and was consistent with safety results seen in pre-clinical studies. We believe that market opportunities for dusquetide include, but are not limited to, oral and gastrointestinal mucositis, oncology (e.g., breast cancer), acute Gram-positive bacterial infections (e.g., methicillin resistant

Staphylococcus aureus (“MRSA”)), acute Gram-negative infections (e.g., acinetobacter, melioidosis), and acute radiation syndrome.

SGX945 – for Treating Aphthous Ulcers in Behçet’s Disease

SGX945 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of aphthous ulcers in BD. BD is an orphan disease and an area of unmet medical need. The Phase 2a study completed in July 2025, which evaluated control of oral ulcers in BD, reported beneficial effects for 7 of 8 patients, over the 4 weeks of treatment as well as a potentially enduring effect through the 4 weeks of follow-up. Many BD treatments, including the most recently approved apremilast (Otezla®), do not have an enduring impact, necessitating frequent and continuous administration. Using the Phase 3 study of apremilast as a baseline for comparison, this open-label study indicated that the area under the curve (AUC; a composite measurement of both peak number of oral ulcers and the time to resolution of the oral ulcers), average number of oral ulcers, and improvements in oral pain for SGX945 were similar to outcomes obtained in the apremilast study. Notably, outcomes in weeks 5 through 8 continued to show similar outcomes, even though apremilast treatment was continued through this period whereas SGX945 treatment was stopped at Week 4, per study design.

The primary endpoint in the Phase 3 apremilast study was the AUC of the mean number of ulcers versus time.  Using this same endpoint after 4 weeks of treatment, the SGX945 treated group had a 40% improvement relative to the placebo group from the Phase 3 apremilast study, whereas apremilast had a 37% improvement relative to placebo. This improvement was sustained throughout the 4-week follow-up after treatment with SGX945, with 32% improvement evaluated at Week 8 despite treatment having stopped at Week 4. In contrast, apremilast, which was continuously administered through Week 12, had a 41% improvement at Week 8.

The improvements in oral pain mimicked the results in the AUC measurement. Seven of 8 patients reported perceived benefit with SGX945 treatment, with common outcomes including reduced duration of oral ulcers, reduced number of oral ulcers, and reduced oral pain. One patient began the study with a punctuated skin ulcer and this also resolved during the 4-week treatment with SGX945. Skin ulcers are generally considered very difficult to resolve and usually require protracted treatment. Notably, some patients also explicitly reported experiencing fewer ulcers and less pain during the 4-week follow-up period, as also reflected in the numerical analysis. SGX945 was well-tolerated with no treatment-related adverse events. Common adverse events for apremilast included diarrhea (41% of patients), nausea (19% of patients) and headache (14% of patients), none of which were observed with SGX945.

In January 2024, SGX945 received Fast Track designation for the treatment of oral lesions of BD.

In August 2025, we received orphan drug designation from the FDA for the active ingredient in SGX945 (dusquetide) in the treatment of BD.

In December 2025, results from the Phase 2a proof of concept study evaluating SGX945 (dusquetide) in the treatment of BD were published in Rheumatology (Oxford), in an article entitled "Results from a Pilot Study of Dusquetide for the Treatment of Aphthous Ulcers Associated with Behçet Syndrome".

In March 2026, SGX945 (dusquetide) was granted PIM designation in the UK by the MHRA for the treatment of BD.

In March 2026, on positive recommendation from the EMA Committee for Orphan Medicinal Products, the European Commission granted orphan drug designation to SGX945 (dusquetide) for the treatment of BD.

We estimate the potential worldwide market for SGX945 is in excess of $200 million for the treatment of aphthous ulcers in BD. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Behçet’s Disease

BD is commonly known as an inflammatory disorder of the blood vessels (vasculitis). Often first diagnosed in young adults, its effects and severity will wax and wane over time. Major signs and symptoms usually include mouth sores (approximately 95% of patients), skin rashes and lesions (approximately 50% of patients), genital sores (approximately 50% of patients), leg ulcers (approximately 40% of patients) and eye inflammation (approximately 15% of patients). It is a painful disease, directly impacting the patient’s quality of life and ability to productively engage in life activities, including work.

BD is thought to be an auto-immune disease with both genetic and environmental factors. It is most common along the “silk road” in the Middle East and East Asia, including Turkey, Iran, Japan and China. There are approximately 18,000 known cases of BD in the U.S. and over 50,000 in Europe. There are as many as 1,000,000 people worldwide living with BD.

There is no cure for BD, rather treatments are prescribed to manage symptoms. Treatments may include both maintenance therapies and those specifically addressing mucocutaneous flares (e.g., mouth ulcers, genital ulcers and leg ulcers). Corticosteroids are generally applied topically to sores and as eyedrops and may also be given systemically to reduce inflammation. Although used frequently, they have limited efficacy over the long-term and have significant side effects that become more concerning with more chronic use. Genital ulcers are often associated with significant genital scarring while leg ulcers can result in a post-thrombotic syndrome. Other treatments for BD flares involve suppressing the immune system with drugs (e.g., cyclosporine or cyclophosphamide). These drugs come with a higher risk of infection, liver and kidney problems, low blood counts and high blood pressure. Finally, anti-inflammatory drugs are also used, including anti-TNF medications. The only approved drug in BD is apremilast, which is used as a maintenance therapy to prevent formation of oral ulcers. Unfortunately, apremilast is associated with both high cost and side effects including diarrhea, nausea, upper respiratory tract infection and headache.

SGX942 – for Treating Oral Mucositis in Head and Neck Cancer

SGX942 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of oral mucositis in head and neck cancer patients. Oral mucositis in this patient population is an area of unmet medical need where there are currently no approved drug therapies. Accordingly, we received Fast Track designation for the treatment of oral mucositis as a result of radiation and/or chemotherapy treatment in head and neck cancer patients from the FDA. In addition, dusquetide has been granted PIM designation in the UK by the MHRA for the treatment of SOM in head and neck cancer patients receiving chemoradiation therapy.

In a Phase 2 proof-of-concept clinical study that enrolled 111 patients, SGX942, at a dose of 1.5 mg/kg, successfully reduced the median duration of SOM by 50%, from 18 days to 9 days (p=0.099) in all patients and by 67%, from 30 days to 10 days (p=0.040) in patients receiving the most aggressive chemoradiation therapy for treatment of their head and neck cancer. The p-values met the prospectively defined statistical threshold of p<0.1 in the study protocol. A less severe occurrence of oral mucositis, ulcerative oral mucositis (defined as oral mucositis with a WHO score ≥2 corresponding to the occurrence of overt ulceration in the mouth), was also monitored during the study. In the patients receiving the most aggressive chemoradiation therapy, the median duration of oral mucositis was found to decrease from 65 days in the placebo treated patients to 51 days in the patients treated with SGX942 1.5 mg/kg (p=0.099).

In addition to identifying the best dose of 1.5 mg/kg, this study achieved all objectives, including increased incidence of “complete response” of tumor at the one month follow-up visit (47% in placebo vs. 63% in SGX942 at 1.5 mg/kg). Decreases in mortality and decreases in infection rate were also observed with SGX942 treatment, consistent with the preclinical results observed in animal models. Data from this Phase 2 trial are published in the Journal of Biotechnology.

SGX942 was found to be generally safe and well tolerated, consistent with the safety profile observed in the prior Phase 1 study conducted in 84 healthy volunteers. The long-term (12 month) follow-up data was consistent with the preliminary positive safety and efficacy findings. While the placebo population experienced the expected 12-month survival rate of approximately 80%, as defined in the Surveillance, Epidemiology, and End Results statistics 1975-2012 from the National Cancer Institute, the SGX942 1.5 mg/kg treatment group reported a 12-month survival rate of 93% (7% mortality in the SGX942 1.5 mg/kg group compared to 19% in the placebo group). Similarly, tumor resolution (complete response) at 12 months was better in the SGX942 1.5 mg/kg treatment group relative to the placebo population (80% in the 1.5 mg/kg group compared to 74% in the placebo group). The long-term follow-up results from the Phase 2 study are published in Biotechnology Reports.

In September 2016, we and SciClone Pharmaceuticals, Inc. (“SciClone”) entered into an exclusive license agreement, pursuant to which we granted rights to SciClone to develop, promote, market, distribute and sell SGX942 in defined territories. Under the terms of the license agreement, SciClone will be responsible for all aspects of development, product registration and commercialization in the territories, having access to data generated by us. In exchange for exclusive rights, SciClone will pay us royalties on net sales, and we will supply commercial drug product to SciClone on a cost-plus basis, while maintaining worldwide manufacturing rights.

Based on the positive and previously published Phase 2 results, we conducted a Phase 3 clinical trial referred to as the “DOM–INNATE” (Dusquetide treatment in Oral Mucositis – by modulating INNATE immunity) study. The Phase 3 protocol was a double-blind, randomized, placebo-controlled, multinational trial that sought to enroll approximately 260 subjects with squamous cell carcinoma of the oral cavity and oropharynx who were scheduled to receive a minimum total cumulative radiation dose of 55 Gy fractionated as 2.0-2.2 Gy per day with concomitant cisplatin chemotherapy given as a dose of 80-100 mg/m2 every third week. Subjects were randomized to receive either 1.5 mg/kg SGX942 or placebo given twice a week during and for two weeks following completion of chemoradiation therapy (“CRT”). The primary endpoint for the study was the median duration of SOM, which was assessed by oral examination at each treatment visit and then through six weeks following completion of CRT. Oral mucositis is evaluated using the WHO Grading system. SOM is defined as a WHO Grade of ≥3. Subjects are followed for an additional 12 months after the completion of treatment.

The results of the study showed that the primary endpoint of median duration of SOM did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group. Despite this clinically meaningful improvement, the variability in the distribution of the data yielded a p-value that was not statistically significant. Other secondary endpoints supported the biological activity of dusquetide, including a statistically significant 50% reduction in the median duration of SOM in the per-protocol population, which decreased from 18 days in the placebo group to 9 days in the SGX942 treatment group (p=0.049), consistent with the findings in the Phase 2 trial (Study IDR-OM-01). Similarly, incidence of SOM also followed this biological trend as seen in the Phase 2 study, decreasing by 16% in the SGX942 treatment group relative to the placebo group in the per-protocol population. The per-protocol population was defined as the population receiving a minimum of 55 Gy radiation and at least 10 doses of study drug (placebo or SGX942) throughout the intended treatment period, with no major protocol deviations (e.g. breaks in study drug administration longer than 8 days between successive doses).

Following analysis of the full dataset, including the 12-month long-term follow-up safety data in late 2021, we held a meeting with the MHRA to review the study results and to obtain further clarity on the future of the oral mucositis development program. The meeting was informative with the outcome being that based on the SGX942 biologic activity observed and the consistency in response between the Phase 2 and Phase 3 trials, the Phase 3 DOM-INNATE study could serve as the first of two Phase 3 studies required to support potential marketing authorization, assuming the second Phase 3 clinical trial achieves the required level of statistical significance in its primary endpoint. With the benefit of a robust preclinical and clinical data package for SGX942, we now will analyze the data to design a second Phase 3 study and will look to identify a potential partner(s) to continue this development program.

In January 2022, dusquetide proved effective at reducing tumor size in nonclinical xenograft models. Recent studies, recapitulating results from previously published studies, have confirmed the efficacy of dusquetide as a stand-alone and combination anti-tumor therapy, with radiation, chemotherapy and targeted therapy, in the context of the MCF-7 breast cancer cell line. Of note, these results are consistent with a potential direct anti-tumor effect identified with SGX942 and is another important consideration in the oral mucositis treatment space.

In June 2022, an article was published describing the binding of our IDR, dusquetide, to the p62 protein. Dusquetide binds to p62 or SQSTM-1, a scaffold protein implicated in a number of intracellular signaling networks implicated in tumor cell survival, including autophagy. This publication elaborates on the direct interaction of dusquetide with p62, as well as some of the direct downstream consequences of that interaction, consistent with its observed anti-infective, anti-tumor and anti-inflammatory activities. This information advances the understanding of dusquetide's novel mechanism of action and supports the development of analogs related to dusquetide.

We estimate the potential worldwide market for SGX942 is in excess of $500 million for the treatment of oral mucositis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Oral Mucositis

Mucositis is the clinical term for damage done to the mucosa by anticancer therapies. It can occur in any mucosal region, but is most commonly associated with the mouth, followed by the small intestine. We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of mucositis, that mucositis affects approximately 500,000 people in the U.S. per year and occurs in 40% of patients receiving chemotherapy. Mucositis can be severely debilitating and can lead to infection, sepsis, the need for parenteral nutrition and narcotic analgesia. The gastrointestinal damage causes severe diarrhea. These symptoms can limit the doses and duration of cancer treatment, leading to sub-optimal treatment outcomes.

The mechanisms of mucositis have been extensively studied and have been linked to the interaction of chemotherapy and/or radiation therapy with the innate defense system. Bacterial infection of the ulcerative lesions is regarded as a secondary consequence of dysregulated local inflammation triggered by therapy-induced cell death, rather than as the primary cause of the lesions.

We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of oral mucositis, that oral mucositis is a subpopulation of approximately 90,000 patients in the U.S., with a comparable number in Europe. Oral mucositis almost always occurs in patients with head and neck cancer treated with radiation therapy (greater than 80% incidence of severe mucositis) and is common in patients undergoing high dose chemotherapy and hematopoietic cell transplantation, where the incidence and severity of oral mucositis depends greatly on the nature of the conditioning regimen used for myeloablation.

Public Health Solutions Overview

ThermoVax® – Thermostability Platform Technology

ThermoVax® is a novel method for thermostabilizing vaccines with a variety of adjuvants, resulting in a single vial which can be reconstituted with water for injection immediately prior to use.

The value of ThermoVax® lies in its potential ability to eliminate the need for cold chain production, transportation, and storage. This would relieve the high costs of producing and maintaining vaccines under refrigerated conditions. Based on historical reports from WHO and other scientific reports, we believe that a meaningful proportion of vaccine doses globally are wasted due to excursions from required cold chain temperature ranges. This is due to the fact that many vaccines need to be maintained either between 2 and 8 degrees Celsius (“C”), frozen below -20 degrees C, or frozen below -60 degrees C, and even brief excursions from these temperature ranges usually necessitate the destruction of the product or the initiation of costly stability programs specific for the vaccine lots in question. ThermoVax® has the potential to facilitate easier storage and distribution of strategic national stockpile vaccines for ricin exposure in emergency settings.

ThermoVax® development was supported pursuant to a previous $9.4 million NIAID grant which enabled development of thermo-stable ricin (RiVax®) and anthrax vaccines. Proof-of-concept preclinical studies with ThermoVax® indicate that it is able to produce stable vaccine formulations using adjuvants, protein immunogens, and other components that ordinarily would not withstand long temperature variations exceeding customary refrigerated storage conditions. These studies were conducted with our Alum-adjuvanted ricin toxin vaccine, RiVax® and our Alum-adjuvanted anthrax vaccine. Each vaccine was manufactured under precise lyophilization conditions using excipients that aid in maintaining native protein structure of the key antigen. When RiVax® was kept at 40 degrees C (104 degrees Fahrenheit (“F”)) for up to one year, all of the animals vaccinated with the lyophilized RiVax® vaccine developed potent and high titer neutralizing antibodies. In contrast, animals that were vaccinated with the liquid RiVax® vaccine kept at 40 degrees C did not develop neutralizing antibodies and were not protected against ricin exposure. The ricin A chain is extremely sensitive to temperature and rapidly loses the ability to induce neutralizing antibodies when exposed to temperatures higher than 8 degrees C. When the anthrax vaccine was kept for up to 16 weeks at 70 degrees C, it was able to develop a potent antibody response, unlike the liquid formulation kept at the same temperature. Moreover, we also have demonstrated the compatibility of our thermostabilization technology with other secondary adjuvants such as TLR-4 agonists.

We also entered into a collaboration agreement with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine (“JABSOM”), University of Hawai’i at Manoa (“UH Manoa”) and Hawaii Biotech, Inc. (“HBI”) to develop a heat stable subunit Ebola vaccine. Dr. Lehrer, a co-inventor of the Ebola vaccine with HBI, has shown proof of concept efficacy with subunit Ebola vaccines in non-human primates (“NHP”). The most advanced Ebola vaccines involve the use of vesicular stomatitis virus and adenovirus vectors – live, viral vectors which complicate the manufacturing, stability and storage requirements. Dr. Lehrer’s vaccine candidate is based on highly purified recombinant protein antigens, circumventing many of these manufacturing difficulties. Dr. Lehrer and HBI have developed a robust manufacturing process for the required proteins. Application of ThermoVax® may allow for a product that can avoid the need for cold chain distribution and storage, yielding a vaccine ideal for use in both the developed and developing world. This agreement has expired in accordance with its terms.

In March 2020, we entered into a research collaboration with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa to further expand the filovirus collaboration to investigation of potential coronavirus vaccines, including for SARS-CoV-2 (causing COVID-19). This research collaboration will utilize the technology platform developed in the search for filovirus vaccines and will use well-defined surface glycoprotein(s) from one or more coronaviruses, which are expected to be protective for COVID-19.

During April 2020, we obtained an exclusive worldwide license for CoVaccine HT™, a novel vaccine adjuvant, from SERB Pharmaceuticals (formerly BTG Specialty Pharmaceuticals, a division of Boston Scientific Corporation) (“SERB”), for the fields of coronavirus infection (including SARS-CoV-2, the cause of COVID-19), and pandemic flu. CoVaccine HT™ is a novel adjuvant, which has been shown to enhance both cell-mediated and antibody-mediated immunity. We and our collaborators, including UH Manoa and Dr. Axel Lehrer, have successfully demonstrated the utility of CoVaccine HT™ in the development of our heat stable filovirus vaccine program, with vaccine candidates against EBOV and MARV disease. Given this previous success, CoVaccine HT™ will potentially be an important component of our vaccine technology platform currently being assessed for use against coronaviruses including SARS-CoV-2, the cause of COVID-19. The license agreement was executed between us and SERB, which owns the CoVaccine HT™ intellectual property.

In September 2020, the Journal of Pharmaceutical Sciences published a scientific article detailing the thermostabilization of the filovirus GP proteins and key assays describing their stability.

During October 2020, Frontiers in Immunology published a scientific article describing CiVax™, a prototype COVID-19 vaccine, using the novel CoVaccine HT™ adjuvant and demonstrating significant immunogenicity, including strong total and neutralizing antibody responses, with a balanced Th1 response, as well as enhancement of cell mediated immunity. These are all considered to be critical attributes of a potential COVID-19 vaccine.

During August 2021, positive data demonstrated the efficacy of multiple filovirus vaccine candidates in NHP, including thermostabilized multivalent vaccines in a single vial platform presentation. Collaborators at UH Manoa describe the potent efficacy of vaccine candidates protecting against three life-threatening filoviruses, EBOV, SUDV and MARV in an article titled "Recombinant Protein Filovirus Vaccines Protect Cynomolgus Macaques from Ebola, Sudan, and Marburg Viruses", published in Frontiers in Immunology. These vaccine candidates contain highly purified protein antigens combined with the novel CoVaccine HT™ adjuvant, in both monovalent (single antigen) and bivalent (two antigen) formulations. Most recently, efforts to formulate all three antigens and adjuvant into a thermostable single-vial vaccine platform has also been shown to protect 75% of vaccinated NHPs against subsequent SUDV challenge, with further development to test efficacy against other filovirus infections ongoing.

During August 2021, Vaccine published a scientific article describing the formulation of single-vial platform presentations of monovalent (single antigen), bivalent (two antigens) and trivalent (three antigens) combinations of filovirus vaccine candidates.

In December 2021, 100% protection of NHPs against lethal SUDV challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with water immediately prior to use. This milestone is part of an ongoing collaboration with UH Manoa and further demonstrates the broad applicability of the vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In May 2022, the U.S. Patent and Trademark Office issued a Notice of Allowance for the patent application titled “Composition and Methods of Manufacturing Trivalent Filovirus Vaccines.” The allowed claims are directed to unique, proprietary composition and methods directed to combinations of glycoprotein antigens with nano-emulsion adjuvants comprising sucrose fatty acid esters prior to lyophilization. The described vaccine platform has previously been successfully applied to filovirus vaccines (as mono-, bi- and tri-valent candidates for EBOV, SUDV and MARV) as well as SARS-CoV-2 vaccine. No currently licensed lyophilized vaccine that contains an adjuvant is presented in a single vial format and there are few reports of successfully using nano-emulsions in lyophilized formulations. Previous work has demonstrated the use of a single vial platform to co-lyophilize antigen(s) and a nano-emulsion adjuvant, CoVaccine HT™, maintaining key adjuvant stability characteristics including particle size and colloidal stability, as well as maintaining immunogenicity. This most recent milestone confirms that, in the context of lethal challenge with SUDV, complete protection is maintained with the thermostabilized formulation.

In June 2022, 100% protection of NHPs against lethal MARV challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In September 2023, positive data demonstrated two-year stability of thermostabilized bivalent and trivalent filovirus vaccine candidates at temperatures of 40 degrees C (104 degrees F) when formulated in a single vial, needing reconstitution only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government's initiative for pandemic preparedness.

In January 2024, Vaccine published the preclinical efficacy results of our novel, single-vial, thermostabilized bivalent filovirus vaccine providing 100% protection against both SUDV and MARV infections. The manuscript was entitled “Thermostable bivalent filovirus vaccine protects against severe and lethal Sudan ebolavirus and marburgvirus infection”.

In April 2024, we received orphan drug designation for the active ingredient in SuVax™, the subunit protein vaccine of recombinantly expressed SUDV glycoprotein, for the prevention and post-exposure prophylaxis against SUDV infection.

In April 2024, we received orphan drug designation for the active ingredient in MarVax™, the subunit protein vaccine of recombinantly expressed MARV glycoprotein, for the prevention and post-exposure prophylaxis against MARV infection.

In April 2024, we received notice of intent to grant additional patents based on our patent application titled “Compositions and Methods of Manufacturing Trivalent Filovirus Vaccines” in the United Kingdom and South Africa, with other international jurisdictions pending.

In September 2025, we announced a publication describing the extended stability of filovirus vaccines using our ThermoVax® platform. Bivalent and trivalent vaccines, constructed from antigens against EBOV, SUDV, and MARV and the CoVaccine HT™ antigen, were formulated in a single vial and subjected to long-term storage at up to 40°C (104°F). After two years of storage, all vaccines were unchanged and had equivalent potency as when initially manufactured. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa, the manuscript entitled "Thermostable Bivalent & Trivalent Filovirus Vaccines from Insect Cells: Potency Demonstrated after 3 Months and 2 Years", has been accepted for publication and is available online in Vaccine.

In May 2026, we highlighted that the recent Congo outbreak of BDBV, an Orthoebolavirus, will require new vaccine formulation efforts. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa, we have previously developed bivalent and trivalent vaccines, constructed from antigens against EBOV, SUDV, and MARV and the CoVaccine HT™ adjuvant, demonstrating thermostability, immunogenicity and durable efficacy. Previous work in Dr. Lehrer's laboratory has demonstrated platform compatibility of the key BDBV antigen enabling rapid development of a protein-based thermostable subunit vaccine.

In June 2026, we announced that the Coalition for Epidemic Preparedness Innovations (“CEPI”) has publicized a call for proposal for vaccine development for BDBV with applications due June 12, 2026. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa, we have previously developed bivalent and trivalent vaccines, constructed from antigens against EBOV, SUDV, and MARV and the CoVaccine HT™ adjuvant, demonstrating thermostability, immunogenicity and durable efficacy in NHPs. This work, combined with previous and ongoing work in Dr. Lehrer's laboratory that has demonstrated platform compatibility of the key BDBV antigen, will form the basis of an application to CEPI enabling rapid development of a protein-based thermostable subunit vaccine for BDBV.

As a vaccine for a neglected tropical disease, an FDA approved SUDV, MARV, BDBV or combined vaccine has the potential to qualify for a Tropical Disease Priority Review Voucher (“PRV”). PRVs are transferable and can be sold, with sales in recent years of approximately $200 million. When redeemed, PRVs entitle the user to an accelerated review period of nine months, saving a median of seven months review time as calculated in 2009. However, FDA must be advised 90 days in advance of the use of the PRV and the use of a PRV is associated with an additional user fee (approximately $2.0 million for fiscal year 2026).

RiVax® – for Protection Against Ricin Toxin Exposure

RiVax® is our proprietary vaccine candidate being developed to protect against exposure to ricin toxin and if approved, would be the first ricin vaccine. The immunogen in RiVax® induces a protective immune response in animal models of ricin exposure and functionally active antibodies in humans. The immunogen consists of a genetically inactivated ricin A chain subunit that is enzymatically inactive and lacks residual toxicity of the holotoxin. RiVax® has demonstrated statistically significant (p < 0.0001) preclinical survival results, providing 100% protection against acute lethality in an aerosol exposure non-human primate model (Roy et al, 2015, Thermostable ricin vaccine protects rhesus macaques against aerosolized ricin: Epitope-specific neutralizing antibodies correlate with protection, PNAS USA 112:3782-3787), and has also been shown to be well tolerated and immunogenic in two Phase 1 clinical trials in healthy volunteers. Results of the first Phase 1 human trial of RiVax® established that the immunogen was safe and induced antibodies that we believe may protect humans from ricin exposure. The antibodies generated from vaccination, concentrated and purified, were capable of conferring immunity passively to recipient animals, indicating that the vaccine was capable of inducing functionally active antibodies in humans. The outcome of this study was published in the Proceedings of the National Academy of Sciences (Vitetta et al., 2006, A Pilot Clinical Trial of a Recombinant Ricin Vaccine in Normal Humans, PNAS, 103:2268-2273). The second trial that was completed in September 2012 and was sponsored by University of Texas Southwestern Medical Center (“UTSW”) evaluated a more potent formulation of RiVax® that contained an Alum adjuvant. The results of the Phase 1b study indicated that Alum-adjuvanted RiVax® was safe and well tolerated, and induced greater ricin neutralizing antibody levels in humans than adjuvant-free RiVax®. The outcomes of this second study were published in the Clinical and Vaccine Immunology.

We have adapted the original manufacturing process for the immunogen contained in RiVax® for thermostability and large scale manufacturing and recent studies have confirmed that the thermostabilized RiVax® formulation enhances the stability of the RiVax® antigen, enabling storage for at least 1 year at temperatures up to 40 degrees C (104 degrees F). The program will pursue approval via the FDA “Animal Rule” since it is not possible to test the efficacy of the vaccine in a clinical study which would expose humans to ricin. Uniform, easily measured and species-neutral immune correlates of protection that can be measured in humans and animals, and are indicative of animal survival to subsequent ricin challenge, are central to the application of the “Animal Rule.” Recent work has identified such potential correlates of immune protection in animals and work to qualify and validate these approaches is continuing, with the goal of utilizing these assays in a planned Phase 1/2 clinical trial with the thermostable RiVax® formulation. During September 2018, we published an extended stability study of RiVax®, showing up to 100% protection in mice after 12 months storage at 40 degrees C (104 degrees F) as well as identification of a potential in vitro stability indicating assay, critical to adequately confirming the long-term shelf life of the vaccine. We have entered into a collaboration with IDT Biologika GmbH (“IDT”) to scale-up the formulation/filling process and continue development and validation of analytical methods established at IDT to advance the program. We also initiated a development agreement with Emergent BioSolutions, Inc. (“EBS”) to implement a commercially viable, scalable production technology for the RiVax® drug substance protein antigen.

The development of RiVax® has been sponsored through a series of overlapping challenge grants, UC1, and cooperative grants, U01, from the NIH, granted to us and to UTSW where the vaccine originated. The second clinical trial was supported by a grant from the FDA’s Office of Orphan Products to UTSW. To date, we and UTSW have collectively received approximately $25 million in grant funding from the NIH for the development of RiVax®. In September 2014, we entered into a contract with the NIH for the development of RiVax® pursuant to which we were awarded an additional $21.2 million of funding in the aggregate. The development agreements with EBS and IDT were specifically funded under this NIH contract. No funds are remaining from any of these grants or contracts.

RiVax® has been granted Orphan Drug designation as well as Fast Track designation by the FDA for the prevention of ricin intoxication. In addition, RiVax® has also been granted Orphan Drug designation in the European Union (“EU”) from the EMA Committee for Orphan Medical Products.

Assuming development efforts are successful for RiVax®, we believe potential government procurement contract(s) could reach as much as $200 million. This potential procurement contract information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential procurement contract value based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Ricin Toxin

Ricin toxin can be cheaply and easily produced, is stable over long periods of time, is toxic by several routes of exposure and thus has the potential to be used as a biological weapon against military and/or civilian targets. As a bioterrorism agent, ricin could be disseminated as an aerosol, by injection, or as a food supply contaminant. The potential use of ricin toxin as a biological weapon of mass destruction (“WMD”) has been highlighted in a Federal Bureau of Investigation Bioterror report released in November 2007 titled Terrorism 2002-2005, which states that “Ricin and the bacterial agent anthrax are emerging as the most prevalent agents involved in WMD investigations.” Al Qaeda in the Arabian Peninsula had threatened the use of ricin toxin to poison food and water supplies and in connection with explosive devices. Domestically, the threat from ricin remains a concern for security agencies. In April 2013, letters addressed to the U.S. President, a Senator and a judge tested positive for ricin. As recently as September 2020, ricin-laced letters addressed to the White House and others addressed to Texas law enforcement agencies were intercepted before delivery raising fresh concerns about the deadly toxin.

The Centers for Disease Control and Prevention has classified ricin toxin as a Category B biological agent. Ricin works by first binding to glycoproteins found on the exterior of a cell, and then entering the cell and inhibiting protein synthesis leading to cell death. Once exposed to ricin toxin, there is no effective therapy available to reverse the course of the toxin. The recent ricin threat to government officials has heightened the awareness of this toxic threat. Currently, there is no FDA approved vaccine to protect against the possibility of ricin toxin being used in a terrorist attack, or its use as a weapon on the battlefield nor is there a known antidote for ricin toxin exposure.

Intellectual Property

In addition to orphan drug exclusivity, we maintain patent and other intellectual property protection in the U.S. and other countries with respect to our technology and product candidates. We seek to protect our proprietary position in reliance upon trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based upon the accompanying condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are described in more detail in the notes to our financial statements appearing at the beginning of this Quarterly Report on Form 10-Q.

Material Changes in Results of Operations

Three and Six Months Ended June 30, 2026 Compared to June 30, 2025

For the three months ended June 30, 2026, we had a net loss of $1,987,354 as compared to a net loss of $2,701,976 for the same prior year period, representing decreased net loss of $714,622. This decrease in net loss was primarily due to a decrease in research and development expenses associated with the terminated FLASH2 trial and related HyBryte™ development activities. For the six months ended June 30, 2026, we had a net loss of $4,812,319 as compared to a net loss of $5,653,244 for the same prior year period, representing decreased net loss of $840,925. This decrease in net loss was primarily due to a decrease in research and development expenses associated with the terminated FLASH2 trial and related HyBryte™ development activities, and the completed Phase 2 study in BD.

We had no revenue for the three and six months ended June 30, 2026 and 2025, respectively.

Research and development expenses were $974,091 for the three months ended June 30, 2026 as compared to $1,677,014 for the same period in 2025, representing a decrease of $702,923. The decrease was primarily due to decreases in costs associated with the terminated FLASH2 trial and related HyBryte™ development activities. Research and development expenses were $2,756,391 for the six months ended June 30, 2026 as compared to $3,618,694 for the same period in 2025, representing a decrease of $862,303. The decrease was primarily due to decreases in costs associated with the terminated FLASH2 trial and related HyBryte™ development activities, and the completed Phase 2 study in BD.

General and administrative expenses of $1,125,372 for the three months ended June 30, 2026, as compared to $1,086,865 for the same period in 2025, were relatively flat with a de minimis increase of $38,507. General and administrative expenses of $2,227,910 for the six months ended June 30, 2026, as compared to $2,171,693 for the same period in 2025, were relatively flat with a de minimis increase of $56,217.

Interest income, net for the three months ended June 30, 2026 was $53,598 as compared to $69,823 for the same period in 2025, representing a decrease of $16,225. The decrease is primarily associated with lower cash balances and decreasing interest rates. Interest income, net for the six months ended June 30, 2026 was $114,987 as compared to $145,851 for the same period in 2025, representing a decrease of $30,864. The decrease is primarily associated with lower cash balances and decreasing interest rates.

Financial Condition

Cash and Working Capital

As of June 30, 2026, we had cash and cash equivalents of $9,811,141 as compared to $7,936,153 as of December 31, 2025, representing an increase of $1,874,988. As of June 30, 2026, we had working capital of $6,499,947 as compared to working capital of $5,149,732 as of December 31, 2025, representing an increase of $1,350,215. The increase in cash and cash equivalents was primarily related to cash proceeds received from at-the-market (“ATM”) sales of shares of our common stock offset by issuance costs and cash used in operating activities during the six months ended June 30, 2026.

Based on our operating budget, current rate of cash outflows, and cash on hand, we believe that we have cash runway to support development activities, business operations, and meet our obligations into the second quarter of 2028. However, as of the date of this filing, we continue to explore various strategic alternatives but have not consummated any transaction or obtained any additional program assets to develop which raises substantial doubt about our ability to continue as a going concern.

To mitigate the conditions that raise substantial doubt about our ability to continue as a going concern, our plans include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations;
●	additional proceeds from government contract and grant programs; and

●	additional proceeds from ATM sales of shares of our common stock via an At Market Issuance Sales Agreement (“Rodman Sales Agreement”) with Rodman & Renshaw LLC (“Rodman”).

In January 2026, we entered into the Rodman Sales Agreement (see Note 4 – Shareholders’ Equity) to sell shares of our common stock from time to time, through ATM sales. The Rodman Sales Agreement originally provided for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million.

In May 2026, we filed a prospectus supplement to increase the maximum aggregate offering amount of the shares of our common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of approximately $3.0 million.

In June 2026, we filed another prospectus supplement (the “Current Prospectus Supplement”) to increase the maximum aggregate offering amount of the shares of our common stock issuable under the Rodman Sales Agreement by an additional aggregate amount of $2.5 million. As of June 30, 2026, we sold approximately $6,234,000 of shares of common stock pursuant to the Rodman Sales Agreement under prior prospectus supplements. From July 1, 2026 through July 31, 2026, we issued 128,000 shares of common stock pursuant to the Rodman Sales Agreement with a weighted average fair value of $0.40 per share. As of July 31, 2026, we have aggregate potential capacity of approximately $2.4 million remaining on our ATM facility under the Current Prospectus Supplement.

While the Rodman Sales Agreement is in place, none of the other funding alternatives are currently committed. There is no assurance that we will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about our ability to continue as a going concern. Failure to obtain adequate capital when needed may force us to delay, reduce, or eliminate business development efforts, negatively impacting our ability to achieve our objectives, remain competitive, and maintain our financial condition and operating results.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding our ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our plans with respect to our liquidity management include, but are not limited to, the following:

●	We plan to submit additional contract and grant applications for further support of our programs with various funding agencies. However, there can be no assurance that we will obtain additional governmental grant funding.
●	We will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners.
●	We will continue to pursue Net Operating Loss (“NOL”) sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program, if the program remains available and we remain eligible.
●	We plan to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that we can consummate such transactions.

●	We are currently evaluating additional equity/royalty/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that we can consummate such a transaction, or consummate a transaction at favorable pricing.

Nasdaq Capital Market Listing Requirements

On June 10, 2026, we received a written notice (the “Bid Price Notice”) from the Listing Qualifications department (the “Nasdaq Staff”) of The Nasdaq Stock Market (“Nasdaq”) indicating that we are not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. The notification of noncompliance has no immediate effect on the listing or trading of our common stock on The Nasdaq Capital Market under the symbol “SNGX”, and we are currently monitoring the closing bid price of our common stock and evaluating our alternatives, if appropriate, to resolve the deficiency and regain compliance with this rule.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, we no longer meet this requirement. The Bid Price Notice indicated that we will be provided 180 calendar days, or until December 7, 2026, in which to regain compliance. If at any time during this period the bid price of our common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, the Nasdaq Staff will provide us with a written confirmation of compliance and the matter will be closed. In the event we do not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, the Nasdaq Staff will provide us with written notification that our securities are subject to delisting from The Nasdaq Capital Market. At that time, we may appeal the delisting determination to a Nasdaq Listing Qualifications Panel.

Alternatively, if we fail to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meet the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provide written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then we may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

Research and Development Expenditures

Under our budget and based upon our existing product development agreements and license agreements, we expect our total research and development expenditures for the next 12 months to be approximately $1.6 million, all of which relates to the Specialized BioTherapeutics business segment. We do not anticipate any contract and grant reimbursements revenue in the next 12 months to offset research and development expenses in the Specialized BioTherapeutics business segment.

The table below details our costs for research and development by program for the six months ended June 30, 2026 and 2025:

	2026	2025
Research & Development Expenses
RiVax® and ThermoVax® Vaccines	$5,295	$63,347
SGX945 and SGX942 (Dusquetide)	(33,007)	113,663
HyBryte™ (SGX301 or synthetic hypericin)	2,593,428	3,213,012
Other	190,675	228,672
Total	$2,756,391	$3,618,694

Contractual Obligations

Licenses and Royalties

We have licensing fee commitments of approximately $146,000 as of June 30, 2026 over the next five years for several licensing agreements with partners and universities. Additionally, we are party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

In September 2014, we entered into an asset purchase agreement with Hy Biopharma Inc. (“Hy Biopharma”) pursuant to which we acquired certain intangible assets, properties and rights of Hy Biopharma related to the development of Hy BioPharma’s synthetic hypericin product. As consideration for the assets acquired, we paid $275,000 in cash and issued 771 shares of common stock with a fair value based on our stock price on the date of grant of $3.75 million. These amounts were charged to research and development expense during the third quarter of 2014 as the assets will be used in our research and development activities and do not have alternative future use.

In March 2020, we filed a prospectus supplement covering the offer and sale of up to 8,151 shares of our common stock which were issued to Hy Biopharma as payment for achieving a milestone: we determine the Phase 3 clinical trial of HyBryte™ to be successful in the treatment of CTCL. The number of shares of our common stock issued to Hy Biopharma was calculated using an effective price of $614.40 per share, based upon a formula set forth in the asset purchase agreement.

Pursuant to an agreement with Hy Biopharma, we are obligated to pay Hy Biopharma a success-oriented milestone of $5 million in the event FDA approval is attained. Such payment will be payable in our restricted securities provided such number of shares does not exceed 19.9% ownership of our outstanding stock. As of June 30, 2026, no other milestone or royalty payments have been paid or accrued.

Leases

Pursuant to an amendment in May 2025, our office lease has been extended through October 2028. The current monthly rent is $11,625 through October 2026 and increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

Employment Agreements

In May 2025, we entered into an amendment to Dr. Schaber’s employment agreement to increase the number of shares of common stock, from 2,084 to 200,000, issuable to Dr. Schaber immediately prior to the completion of a transaction, or series or a combination of related transactions, negotiated by our Board of Directors whereby, directly or indirectly, a majority of our capital stock or a majority of our assets are transferred from us and/or our stockholders to a third party.

As previously disclosed, Richard C. Straube, MD, retired from his employment as our Chief Medical Officer and Senior Vice President effective August 12, 2025 and entered into a one-year consulting agreement (the “Consulting Agreement”), pursuant to which Dr. Straube served as our Consulting Chief Medical Officer effective August 16, 2025. Under the Consulting Agreement, Dr. Straube served as an independent contractor and received an hourly consulting fee of $1,000 per hour for up to ten hours per month of consulting work.

On June 11, 2026, in connection with our decision to terminate the HyBryte™ development program, Dr. Straube ceased serving as our Consulting Chief Medical Officer. We have agreed that Dr. Straube will continue to be available to consult with us on an as-needed, hourly basis. In the interim, Dr. Straube’s responsibilities will be transitioned to Dr. Christopher Pullion, our Medical Director.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities, in addition to the foreign exchange rate fluctuations related to our foreign currency transactions. We do not have any derivative financial instruments. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

ITEM 4 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of June 30, 2026, our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) using the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013 Framework). Our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our principal executive officer and principal financial officer have concluded, based upon the evaluation described above, that as of June 30, 2026, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting identified in connection with the evaluation of such internal controls that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II - OTHER INFORMATION

ITEM 1 – LEGAL PROCEEDINGS

From time to time, we are a party to claims and legal proceedings arising in the ordinary course of business. Our management evaluates our exposure to these claims and proceedings individually and in the aggregate and allocates additional monies for potential losses on such litigation if it is possible to estimate the amount of loss and if the amount of the loss is probable.

ITEM 1A – RISK FACTORS

Our business faces significant risks. These risks are disclosed in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in our other periodic reports on Form 10-Q and Form 8-K. If any of the events or circumstances described in the referenced risks actually occur, our business, financial condition or results of operations could be materially adversely affected and such events or circumstances could cause our actual results to differ materially from the results contemplated by the “forward-looking” statements contained in this report. Further, additional risks not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business, financial condition and results of operations. We do not undertake to update any of the “forward-looking” statements or to announce the results of any revisions to these “forward-looking” statements, except as required by law.

The following risks should be read in conjunction with the other information set forth in this Quarterly Report as well as in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in our periodic reports on Form 10-Q and Form 8-K.

Risks Related to Our Securities

If we fail to meet Nasdaq's listing requirements, including the minimum bid price requirement, and the minimum stockholders’ equity requirement, we could be removed from The Nasdaq Capital Market, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market and negatively impact our ability to raise capital.

On June 10, 2026, the Company received a written notice (the “Bid Price Notice”) from the Listing Qualifications department (the “Nasdaq Staff”) of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. The notification of noncompliance has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Capital Market under the symbol “SNGX”, and the Company is currently monitoring the closing bid price of its common stock and evaluating its alternatives, if appropriate, to resolve the deficiency and regain compliance with this rule.

The Nasdaq Listing Rules require listed securities to maintain a minimum bid price of $1.00 per share and, based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement. The Bid Price Notice indicated that the Company will be provided 180 calendar days, or until December 7, 2026, in which to regain compliance. If at any time during this period the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, the Nasdaq Staff will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, the Nasdaq Staff will provide the Company with written notification that its securities are subject to delisting from The Nasdaq Capital Market. At that time, the Company may appeal the delisting determination to a Nasdaq Listing Qualifications Panel.

Alternatively, if the Company fails to regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, but meets the continued listing requirement for market value of publicly held shares and all of the other applicable standards for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price, and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary, then the Company may be granted an additional 180 calendar days to regain compliance with Rule 5550(a)(2).

Additionally, The Nasdaq Capital Market requires listed companies to satisfy at least one of three alternative financial condition standards for continued listing: (i) stockholders' equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million, or (iii) net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. As of June 30, 2026, our stockholders' equity was approximately $6.6 million, and we do not currently satisfy either of the two alternative financial condition standards. Given our history of net losses and the fluctuations in our stockholders' equity—from $5.3 million at December 31, 2025 to $3.1 million at March 31, 2026 and $6.6 million at June 30, 2026—we may be unable to maintain stockholders' equity at or above the $2.5 million minimum absent a significant capital raise or other equity-positive transaction. If our stockholders' equity falls below $2.5 million and we are unable to satisfy an alternative financial condition standard, Nasdaq may notify us that we are not in compliance with its continued listing requirements. There can be no assurance that we will be able to regain compliance if we receive such a notification. If we do not meet these requirements, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Nasdaq has adopted amendments to its continued listing standards that require companies listed on The Nasdaq Global Select Market, The Nasdaq Global Market, and The Nasdaq Capital Market to maintain a minimum market value of listed securities (“MVLS”) of at least $5 million. Under the adopted rules, if a company’s MVLS remains below $5 million for a period of 30 consecutive business days, Nasdaq will issue a staff delisting determination and immediately suspend trading of the company’s securities, without providing a cure or compliance period. In addition, a timely request for a hearing before a Nasdaq Listing Qualifications Hearings Panel will not stay the suspension of trading, and the company’s securities would generally trade in the over-the-counter market pending the outcome of any appeal. The Hearings Panel’s authority to grant relief on appeal is narrower than in most other continued listing matters: the Hearings Panel may reverse a delisting determination only if it finds the determination was made in error, or may grant an exception of up to 180 days for the company to demonstrate that it satisfies Nasdaq’s initial listing requirements, which are generally more stringent than the continued listing standards from which the company fell out of compliance. The Hearings Panel does not otherwise have discretion to excuse a temporary or good-faith shortfall or to grant additional time to regain compliance with the ordinary continued listing standards, as it can for most other continued listing deficiencies. Because the Company’s market value is subject to significant fluctuation and could decline below $5 million for a sustained period, particularly during periods of adverse clinical, regulatory, or market developments, this new requirement could materially increase the risk of immediate suspension and delisting during periods of sustained market capitalization decline, which would likely have a material adverse effect on the Company’s liquidity and the market price of the Company’s common stock and its ability to raise additional capital.

If our common stock is delisted from Nasdaq, it will have material negative impact on the actual and potential liquidity of our securities, as well as material negative impact on our ability to raise future capital. If, for any reason, Nasdaq should delist our common stock from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our common stock;
●	the market price of our common stock;
●	our ability to obtain financing for the continuation of our operations;
●	the number of institutional and general investors that will consider investing in our securities;

●	the number of market makers in our common stock;
●	the availability of information concerning the trading prices and volume of our common stock; and
●	the number of broker-dealers willing to execute trades in shares of our common stock.

Shareholders may suffer substantial dilution related to issued pre-funded warrants, common stock warrants, options and convertible notes.

As of July 31, 2026, we had a number of agreements or obligations that may result in dilution to investors. These include:

●	common stock warrants to purchase a total of 6,798,141 shares of our common stock at a current weighted average exercise price of $2.36;

●	options to purchase approximately 890,119 shares of our common stock at a current weighted average exercise price of $6.01; and

●	5,703,170 shares of common stock available for future issuance under our 2025 Equity Incentive Plan.

We have granted, and expect to grant in the future, options to purchase shares of our common stock to our directors, employees and consultants under our 2025 Equity Incentive Plan. To the extent that common stock warrants, or options are exercised, our stockholders will experience dilution and our stock price may decrease.

Additionally, the sale, or even the possibility of the sale, of the shares of common stock underlying these common stock warrants, and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing.

ITEM 2 – UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On April 2, 2026, we issued a vendor 4,348 shares of common stock with a fair value of $1.15 per share. Such issuances are exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipient is knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about us or had adequate access to information about us. The vendor represented to us that the vendor is not a “consultant” for purposes of Nasdaq Listing Rule 5635(c).

ITEM 5 – OTHER INFORMATION

Insider Trading Arrangements and Policies

During the quarter ended June 30, 2026, no directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) of the Company adopted or terminated any “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

ITEM 6 – EXHIBITS

EXHIBIT NO.	DESCRIPTION

31.1	Certification of Chief Executive Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

31.2	Certification of Chief Financial Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Definition Linkbase

101.LAB	Inline XBRL Taxonomy Label Linkbase

101.PRE	Inline XBRL Taxonomy Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLIGENIX, INC.

August 07, 2026	By	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD
President and Chief Executive Officer
(Principal Executive Officer)

August 07, 2026	By	/s/ Jonathan Guarino
Jonathan Guarino
Chief Financial Officer, Senior Vice President,
and Corporate Secretary
(Principal Financial and Accounting Officer)